FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482-8700
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- June 2019	2

FINANCIAL HIGHLIGHTS

•	Sustainable and profitable growth.

–	Increase in value accesses: LTE (+18% y-o-y; +4.7M quarterly net adds ), mobile contract (+6%; +2.0M), smartphones (+2%; +0.6M), FTTx/Cable (+14%; +0,4M) and Pay TV (+0.4%).

–	Higher customer value: improved average revenue per access (+4.4% y-o-y), stable churn vs. Q1 19.

–	April-June Revenues (€12,142m stable y-o-y) increased by 3.7% y-o-y in organic terms (+3.8% in H1).

–	April-June OIBDA (€4,438m; +4.7% y-o-y) grew by 1.6% organic (+0.5 p.p. vs. Q1) and OIBDA margin expanded by 1.7 p.p. y-o-y (-0.7 p.p. organic).

–	Strong advance of Operating Cash-Flow in the quarter (+45.1% y-o-y; +0.9% organic).

–	Net Income reached €862m in April-June and €1,787m in January-June (-4.5% y-o-y in Q2, +2.8% in H1).

•	More advanced networks, improved digital experience and increased customer satisfaction.

–	121m premises passed with FTTx/Cable, 53.2m proprietary (+12% y-o-y), and LTE coverage of 78% (+4 p.p.).

–	Execution of the E2E Digital Transformation program: 45% of 2019E savings achieved in the first half of the year.

•	Strong free cash flow generation and ongoing debt reduction, solid investment grade.

–	Free cash flow (€2,756m in January-June 2019) up by 78.0% y-o-y.

–	Net Debt (€40,230m at June; -5.7% y-o-y) decreased for the 9th consecutive quarter (-€151m); €38.7bn including post-closing events of c.a. €1.5bn.

•	The Company reiterates its guidance and dividend announced for 2019.

•
T. España; better commercial activity and sequential churn improvement in all segments, thanks to its differentiated positioning. Service revenues increased for the 8th consecutive quarter (+0.3% y-o-y). The uptake of fibre customers reached 27%. Revenues grew by 0.3% y-o-y and OIBDA was 1.6% down in the quarter.

•
T. Brasil maintained its market leadership, while improving commercial activity in mobile contract, fibre and IPTV. Significant improvement in prepay revenues and double-digit revenue growth in fibre and IPTV. Revenues grew by 0.4% y-o-y and OIBDA decreased by 0.6%.

•
T. Deutschland; good commercial momentum accelerating revenue growth to +1.6% y-o-y and reversing MSR trend (+0.6%), while OIBDA was slightly down (-1.8%). At the same time, the company continued improving network quality.

•
T. UK; once again, solid results in the quarter, posting annual growth in accesses (+4%), revenues (+4.8%), OIBDA (+9.2%), and OpCF (+14.5%), and maintaining contract churn leadership, which remained at 0.9%.

•	T. Hispam Sur; better growth trends in revenues and OIBDA in Q2 (+17.6% and +18.6% y-o-y respectively) boosted by the positive evolution of the main higher value KPIs, mobile contract and fibre.

•
T. Hispam Norte; worth highlighting again this quarter the increased FTTH customer base (+189% y-o-y) and positive mobile contract net adds in the main countries, while revenues (+0.2%) and OIBDA (-13.0%) were affected by competitive intensity and in Mexico in particular, by regulation and spectrum commitments.

•
Telxius; asset portfolio continued increasing (+796 towers in Q2), commercial activity remained high (tenancy ratio 1.36x), strong revenue (+14.2% y-o-y in Q2) and OIBDA (+10.2%) growth and decreasing CapEx (-7.5% in H1).

Comments of José María Álvarez-Pallete, Chairman and Chief Executive Officer:

"Telefónica again achieved profitable and sustainable growth during the second quarter of 2019. Our accesses were up, especially in the high-value segments, while average revenue per access increased (+4.4% y-o-y) and churn rate remained stable. This shows that our commercial strategy is bearing fruits, underpinned by increasingly advanced networks that allow us to better service our customers’ needs. This turns into increased customer satisfaction rate, which makes this strategy even more sustainable.
Organic growth trends (revenues +3.7% and OIBDA +1.6% y-o-y) are consistent with this year's targets, which we reiterate. Growth is profitable and driven by the digitalisation and simplification plan, among other measures.
This profitable and sustainable growth has further allowed us to reduce debt, which comes down for the ninth consecutive quarter, thanks to healthy cash generation (+78.0% in the first half of the year)".

TELEFÓNICA
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - June	% Chg		April - June	% Chg

	2019	Reported	Organic	2019	Reported	Organic

Revenues	24,121	(0.9)	3.8	12,142	0.0	3.7
Telefónica España	6,283	0.3	0.3	3,175	0.3	0.3
Telefónica Deutschland	3,564	1.1	1.1	1,785	1.6	1.6
Telefónica UK	3,411	5.8	5.1	1,720	5.1	4.8
Telefónica Brasil	5,030	(3.8)	1.1	2,467	(2.2)	0.4
Telefónica Hispam Sur (1)	3,355	(7.6)	16.4	1,743	(3.1)	17.6
Telefónica Hispam Norte (2)(3)	1,985	(0.6)	0.7	1,014	(1.2)	0.2
Other companies & eliminations	494	6.3	5.1	238	1.4	1.0
Telxius	435	18.8	16.4	216	16.3	14.2

OIBDA	8,702	7.4	1.3	4,438	4.7	1.6
Telefónica España	2,672	6.6	(1.5)	1,322	3.0	(1.6)
Telefónica Deutschland	1,101	24.8	(1.1)	578	20.9	(1.8)
Telefónica UK	1,052	19.6	6.4	548	21.9	9.2
Telefónica Brasil	2,050	(9.1)	1.2	1,001	(21.5)	(0.6)
Telefónica Hispam Sur (1)	936	(8.6)	12.7	495	(2.5)	18.6
Telefónica Hispam Norte (2)(3)	525	20.8	(13.9)	261	48.6	(13.0)
Other companies & eliminations	366	208.1	11.0	232	240.5	(4.2)
Telxius	253	46.1	14.1	124	42.2	10.2

OIBDA margin	36.1%	2.8 p.p.	(0.8 p.p.)	36.5%	1.7 p.p.	(0.7 p.p.)
Telefónica España	42.5%	2.5 p.p.	(0.7 p.p.)	41.6%	1.1 p.p.	(0.8 p.p.)
Telefónica Deutschland	30.9%	5.9 p.p.	(0.6 p.p.)	32.4%	5.2 p.p.	(0.9 p.p.)
Telefónica UK	30.8%	3.6 p.p.	0.3 p.p.	31.9%	4.4 p.p.	1.2 p.p.
Telefónica Brasil	40.8%	(2.4 p.p.)	0.0 p.p.	40.6%	(10.0 p.p.)	(0.4 p.p.)
Telefónica Hispam Sur (1)	27.9%	(0.3 p.p.)	(0.9 p.p.)	28.4%	0.2 p.p.	0.2 p.p.
Telefónica Hispam Norte (2)(3)	26.4%	4.7 p.p.	(4.0 p.p.)	25.8%	8.6 p.p.	(3.6 p.p.)
Other companies & eliminations	74.2%	48.6 p.p.	1.4 p.p.	97.8%	68.6 p.p.	(1.5 p.p.)
Telxius	58.2%	10.9p.p.	(0.9 p.p.)	57.5%	10.5 p.p.	(1.6 p.p.)

Operating Income (OI)	3,454	(6.6)	(1.1)	1,804	(12.4)	(2.0)

Net income attributable to equity holders of the Parent	1,787	2.8		862	(4.5)
Basic and diluted earnings per share (euros)	0.32	12.0		0.16	(4.3)

CapEx	3,385	(13.9)	6.3	1,831	(25.0)	2.4
Telefónica España	813	4.5	4.6	435	0.9	0.9
Telefónica Deutschland	496	16.9	16.9	243	7.0	7.0
Telefónica UK	409	(58.5)	2.0	224	(72.1)	3.6
Telefónica Brasil	934	4.7	10.0	538	6.8	10.3
Telefónica Hispam Sur (1)	493	(10.9)	14.2	250	(17.1)	(1.6)
Telefónica Hispam Norte (2)	184	11.9	3.2	106	(4.9)	(3.4)
Other companies & eliminations	56	(58.2)	(58.2)	34	(45.1)	(45.2)
Telxius	94	(4.3)	(7.5)	85	104.3	96.7

Spectrum	22	(96.4)	(96.2)	4	(99.4)	(98.9)
Telefónica España	—	—	—	—	—	—
Telefónica Deutschland	—	—	—	—	—	—
Telefónica UK	—	—	—	—	—	—
Telefónica Brasil	—	—	—	—	—	—
Telefónica Hispam Sur (1)	3	(51.3)	(13.8)	3	—	—
Telefónica Hispam Norte (2)	19	n.s.	n.s.	1	120.8	161.5

OpCF (OIBDA-CapEx)	5,317	27.5	(2.4)	2,607	45.1	0.9
Telefónica España	1,859	7.5	(4.3)	887	4.1	(2.9)
Telefónica Deutschland	605	32.2	(16.6)	335	33.4	(9.2)
Telefónica UK	642	c.s.	10.0	324	c.s.	14.5
Telefónica Brasil	1,117	(18.2)	(6.6)	463	(39.9)	(13.5)
Telefónica Hispam Sur (1)	443	(6.0)	11.0	244	19.0	48.3
Telefónica Hispam Norte (2)	340	26.3	(21.4)	155	141.6	(19.5)
Other companies & eliminations	310	c.s.	c.s.	199	n.s.	n.s.
Telxius	159	111.8	42.3	40	(13.6)	(67.6)

-Reconciliation included in the excel spreadsheets.
Notes:
-January-June 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-June 2018 results reported under prior accounting IAS 17.
OIBDA and OI are presented before brand fees and management fees.
(1) Telefónica Hispam Sur includes Argentina, Chile, Peru and Uruguay
(2) Telefónica Hispam Norte includes Colombia, Mexico, Venezuela, Central America and Ecuador.
-Group consolidated results deconsolidate Telefónica Nicaragua since 1 May 2019, Telefónica Guatemala's results since 1 January 2019 and Antares' results since 1 February 2019.
Organic criteria 2019: Assumes average constant foreign exchange rates of 2018, except for Venezuela (2018 and 2019 results converted at the closing synthetic exchange rate for each period) and excludes the hyperinflation adjustment in Argentina. Considers constant perimeter of consolidation. Excludes the effects of the accounting change to IFRS 16, write-offs, capital gains/losses from the sale of companies, restructuring costs and material non-recurring impacts. CapEx excludes spectrum investments.

The financial information related to January-June 2019 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). Telefonica Group applies hyper-inflation accounting to its companies whose functional currency is the Argentine peso for financial information of periods ended after July 1, 2018. The information presented in prior results to July 1, 2018 have not been restated.
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

01
CONSOLIDATED RESULTS

Telefónica Group's January-June 2019 results were affected by the exit from the perimeter of consolidation of T. Nicaragua (since 1 May 2019), T. Guatemala (since 1 January 2019), and Antares (since 1 February 2019), which reduced total accesses by 6.8m (6.0m mobile prepay).
Thus, Telefónica Group's access base stood at 346.6m at June 2019, virtually stable y-o-y excluding changes in the perimeter. The quality of the customer base continued improving, with average revenue per access accelerating its growth to +4.4% y-o-y organic (+4.2% in the first quarter), while churn remained sequentially stable, thanks to the strategic focus on value customers, which continued posting solid growth.
Commercial highlights included: i) LTE accesses totalling 126.2m (+18% y-o-y), with 4.7m quarterly net additions (+28% y-o-y) and a penetration of 52% (+10 p.p. y-o-y); ii) mobile contract accesses (126.5m; +6% y-o-y organic), with quarterly organic net additions of 2.0m, already accounting for 48% of total mobile accesses (+4 p.p. y-o-y); iii) smartphones (165.1m; +2% y-o-y organic), reached a penetration of 69% (+4 p.p. y-o-y); iv) FTTx/Cable (13.9m; +14% y-o-y) reported quarterly net additions of 351k, accounting for 65% of total fixed broadband (+8 p.p. y-o-y) with a coverage of 53.2m premises passed with proprietary network (+12% y-o-y); and v) Pay TV (8.8m; +0.4% y-o-y).
In financial terms, the sale of T. Nicaragua, T. Guatemala and Antares generated capital gains of €284m in January-June (T. Nicaragua +€186m in April-June), their exit from the perimeter detracting 0.5 p.p. from both revenue and OIBDA y-o-y reported growth (-0.7 p.p. y -0.6 p.p. respectively in the second quarter).
At the same time, the reported variation of the consolidated financial statements for the first half 2019 reflected the adoption of IFRS 16 since 1 January 2019 (the statements for January-June 2018 were reported according to IAS 17). The organic variation excluded the impact of the accounting change to IFRS 16 (+€354m in April-June and +€768m in January-June on OIBDA; -€399m and -€783m respectively on depreciation and amortisation; -€48m and -€101m on net financial expenses; and -€70m and -€87m on profit attributable to ordinary equity holders of the parent company). The Consolidated Statement of Financial Position at 30 June 2019 included lease liabilities, including those held for sale, amounting to €7,542m.
On the other hand, exchange rate evolution negatively affected the Company's reported results mainly due to the depreciation of the Brazilian real and the Argentine peso against the Euro, although the trend improved sequentially. Thus, in the second quarter of 2019 foreign currencies reduced y-o-y revenue growth by 4.1 p.p. and OIBDA by 3.6 p.p. (-4.5 p.p. and -4.1 p.p. respectively in the first half). However, the negative impact of the depreciation of currencies at the OIBDA level (-€332m in the first half) decreased significantly in terms of cash flow generation (-€91m).
Additionally, the Group has applied hyperinflation accounting to its companies whose functional currency is the Argentine peso for periods ending since 1 July 2018. The inflation adjustment negatively impacted the consolidated results of the Telefónica Group in January-June (+€52m on revenues, -€8m on OIBDA,-€122m on OI and +€3m on CapEx) and in April-June (+€87m on revenues, +€14m on OIBDA, -€54m on OI and +€9m on CapEx), with impacts easing in the second quarter.
As of end of May 2019, the Central Bank of Venezuela published inflation rates for the January 2016 to April 2019 period, implying an update in the calculation of the synthetic exchange rate for the January-June 2019 period. In order to eliminate this effect, the reported growth of Venezuela is excluded in organic and underlying terms (+€48m on revenues, +€8m on OIBDA and +€37m on profit attributable to ordinary equity holders of the parent company in April-June 2019).
Revenues totalled €12,142m in the second quarter (€24,121m in January-June) and remained stable y-o-y in the quarter (-0.9% in January-June). In organic terms, however, revenues increased by 3.7% y-o-y in the quarter (+3.8% in the first half), levered on the solid growth in service revenues (+2.3%; -0.3 p.p. vs. Q1 19) and the strong advance of handset sales (+16.7%; +1.1 p.p. vs. Q1 19); in reported terms, the impact from FX and changes in the perimeter of consolidation offsets organic growth.
Excluding the negative impact from regulation (-0.6 p.p. in the second quarter; -0.7 p.p. in the first half) revenues would have grown by +4.3% y-o-y organic (+4.5% in January-June).

Revenues coming from broadband connectivity and services beyond connectivity accounted for 55% of the total in the second quarter (+2 p.p. y-o-y), reflecting the Company's focus on data monetization and digital services, as well as a further advance in the transformation process. The weight of handset sales increased to 11% of total sales (+1 p.p. y-o-y), while voice and access decreased by 3 p.p. to represent less than a third of the total.
Operating expenses were €8,259m in April-June (€16,373m in January-June) and their y-o-y evolution in reported terms (+2.8% in the quarter; -1.2% in the first half) was affected by the positive impact recorded in the second quarter of 2018 associated with a favourable court ruling in Brazil (€485m), which more than offset the positive impact in 2019 associated with the application of the new IFRS 16 accounting standard mentioned above.
In the second quarter, provisions for restructuring costs amounted to €21m (€17m in T. Deutschland), affecting personnel expenses (€10m) and other net income/expense (€10m). In April-June 2018 this item amounted to €46m.
In organic terms, operating expenses increased by 6.0% y-o-y in the second quarter (+5.7% in the first half), accelerating their growth by 0.6 p.p. vs. the previous quarter, mainly because of higher system costs and increased personnel expenses. Supplies grew by 5.7% y-o-y in April-June (+6.5% in January-June) due to strong high-value handset consumption, higher content costs and more expenses associated with increased IT business, despite interconnection savings. Other operating expenses increased (+6.6% compared with April-June 2018; +5.1% vs. January-June 2018) after recording higher network and system costs as well as customer management. Personnel expenses increased by +5.5% y-o-y in the quarter (+5.5% in the first half), mainly affected by salary updates in Argentina and higher expense in the UK, despite the savings generated in Spain, Germany and Brazil from headcount restructuring programmes.
The average staff at January-June 2019 stood at 118,384 employees (-3.4% y-o-y).
Gains on sale of fixed assets totalled €324m in the second quarter (€40m in the same period of 2018), highlighting mainly the impact on OIBDA of net capital gains from the sale of companies (€187m, mainly T. Nicaragua) and €34m in "Other companies" due to the sale of a building.
Operating income before depreciation and amortisation (OIBDA) (€4,438m in April-June; €8,702m in January-June) increased by 4.7% y-o-y in the second quarter (+7.4% in the first half) positively affected by the impact of the new IFRS 16 accounting standard.
In organic terms, OIBDA growth accelerated to 1.6% y-o-y in the second quarter (+1.3% in the first half), thanks to revenue growth acceleration and savings from digitalisation and simplification, among other cost control measures. Excluding the negative impact of regulation (-0.6 p.p. in April-June; -0.6 p.p. in January-June), OIBDA would have increased by 2.2%% y-o-y organic (+1.9% in the first half).
Underlying OIBDA totalled €3,896m in the second quarter (-2.9% y-o-y) and excluded the impact from IFRS 16 adoption (+€354m), net capital gains from the sale of companies (+€187m), restructuring costs (-€21m), the hyperinflation adjustment in Argentina (+€14m) and the growth of T. Venezuela (+€8m). In January-June, underlying OIBDA amounted to €7,626m (-3.4% y-o-y).
OIBDA margin stood at 36.5% in the second quarter, expanding 1.7 p.p. y-o-y (-0.7 p.p. organic). In January-June, OIBDA margin expanded by 2.8 p.p. y-o-y (-0.8 p.p. in organic terms) to 36.1%.
Depreciation and amortisation totalled €2,633m in April-June and increased by 20.9% y-o-y (+19.1% in January-June), affected by the aforementioned impact from IFRS 16 adoption. In organic terms, it increased 4.6% y-o-y in the second quarter (+3.2% in January-June), mainly due to higher amortisation in T. Brasil, following the increase of assets associated with the acceleration of the fibre project
Thus, operating income (OI) reached €1,804m in the second quarter, down 12.4% y-o-y (-2.0% organic). In the first half of the year, operating income totalled €3,454m (-6.6% y-o-y; -1.1% organic).
Net financial expenses in April-June totalled €240m (€1m in April-June 2018) and their y-o-y performance was mainly affected by the impact of the favourable court ruling in Brazil in April-June 2018 (€444m) and the adoption of IFRS 16 (€48m), which more than offset the income recognition this quarter of interests associated to the extraordinary tax refund in Spain (€201m). In January-June 2019, these expenses (€651m) increased 70.0% y-o-y, affected by the factors described above.
Corporate income tax in the second quarter totalled €522m and decreased by 44.4% y-o-y, as the April-June 2018 period was affected by the reversal of deferred tax assets in T. Mexico and by the court ruling in Brazil before mentioned. A provision for tax litigations in Peru was registered in the quarter (€154m).

Profit attributable to non-controlling interests in the second quarter (€184m) fell 15.9% y-o-y, mainly due to the lower profit attributable to minority interests of T. Brasil, affected in April-June 2018 by the favourable court ruling already mentioned.
Thus, the profit attributable to ordinary equity holders of the parent company (€862m in April-June; €1,787m in January-June) decreased 4.5% y-o-y in the second quarter (+2.8% in the first half of the year).
In underlying terms, net income amounted to €1,042m in April-June (-2.5% y-o-y), after excluding the following impacts:

–
in negative: i) provision for tax litigations (-€152m), ii) hyperinflation adjustment in Argentina (-€101m), iii) depreciation and amortisation charges arising from purchase price allocation processes (-€93m), iv) adoption of IFRS 16 accounting standard (-€70m) and iv) restructuring costs (-€14m).

–	in positive: i) interests associated to the extraordinary tax refund in Spain (+€151m) ii) net capital gains from the sale of companies (+€62m) and ii) the growth of T. Venezuela (+€37m).
Basic earnings per share amounted to €0.16 in the second quarter and decreased by 4.3% y-o-y, while in the first half EPS amounted to €0.32 and increased by 12.0%, additionally reflecting coupon savings in hybrid bonds. In underlying terms, EPS totalled €0.19 in April-June and €0.37 in January-June (-2.2% and 0.0% y-o-y, respectively).
CapEx in January-June totalled €3,385m (-13.9% y-o-y) and included €22m of spectrum (€4m in the second quarter mainly in T. Argentina). In organic terms, it increased 6.3% y-o-y affected by a different calendar of execution, decelerating its growth trend in the second quarter (+2.4%), and continued to focus on accelerating excellent connectivity (deployment of LTE and fibre networks, increased network capacity and virtualisation) and improving quality and customer experience (implementation of AI in the Company's technology platforms).
Operating cash flow (OIBDA-CapEx) reached €5,317m in the first half of 2019, up 27.5% y-o-y (-2.4% organic, affected by a different calendar of CapEx execution). Operating cash flow boosted 45.1% y-o-y in the second quarter (+0.9% organic).
Interest payments during the first half of the year (€972m) decreased by 1.5% y-o-y. However, excluding the impact from IFRS 16 adoption, interest payments would have fallen by 10.5%, mainly due to debt reduction, placing the effective cost of interest payments over the last 12 months at 3.35% as of June 2019 (3.55% as of June 2018).
As a result of the extraordinary €702m tax refund in Spain in the first quarter 2019, tax payments in the first half amounted to a positive €471m. Excluding this effect, tax payments would be below the reported figure for the same period of 2018, mainly due to FX evolution.
Working capital consumption amounted to €669m in the first six months of the year due to CapEx seasonality and tax prepayments, partially offset by the application of Brazilian court rulings and real estate sales, with a noteworthy execution of factoring measures on accounts receivable and the extension of payment terms with suppliers or the factoring firm where those had been discounted. Compared to January-June 2018, there was an improvement of €316m, leveraged on the application of the aforementioned Brazilian court rulings.
Operations with minority shareholders detracted €292m to free cash flow generation in the first half of 2019 vs. the €406m drag in the same period of 2018, which reflected the payment of an extraordinary dividend to Telxius shareholders (€166m).
Thus, free cash flow before principal payments of lease liabilities reached €3,587m in January-June 2019. However, after these payments (-€831m), free cash flow totalled €2,756m in January-June 2019 and increased by 78.0% y-o-y.
Net financial debt at June 2019 (€40,230m) decreased by €844m vs. December 2018 thanks to free cash flow generation (€2,756m) and net financial divestments mainly from the sale of T. Nicaragua, T. Guatemala and Antares (€321m). In contrast, the factors that increased debt were: i) shareholder remuneration (€1,089m, including the replacement of capital instruments and coupon payments), ii) labour-related commitments (€419m) and iii) other factors for a net amount of €726m (partial compensations from favourable Brazilian court rulings in 2018, extension of payment terms with suppliers or the factoring firm and higher value in euros of net debt in foreign currencies).
In the second quarter, net financial debt decreased by €151m thanks to free cash flow generation (€1,347m) and net financial divestments mainly from the sale of T. Nicaragua (€182m). In contrast, the factors that increased debt were: i) shareholder remuneration (€1,043m, including the payment of capital instruments' coupons), ii) labour-related commitments (€180m) and iii) other factors for a net amount of €156m (mainly the partial compensations from favourable Brazilian court rulings in 2018).

On the other hand, following the adoption of IFRS 16, lease liabilities, including those held for sale, amounted to €7,542m. Net financial debt including lease liabilities amounted to €47,772m.
In January-June 2019, the financing activity of Telefónica amounted to approximately €5,699m equivalent (without considering the refinancing of commercial paper and short-term bank loans) and focused on maintaining a solid liquidity position and refinancing and extending debt maturities (in an environment of low interest rates). Therefore, as of the end of June, the Group has covered debt maturities for the next two years. The average debt life stood at 10.3 years (vs. 9.0 years in December 2018).
The main financing operations of the quarter included:

–	In April, Telefónica del Perú closed an issuance on the international market for 1,700m Peruvian soles, maturing in April 2017 and annual coupon of 7.375%.

–	In April, Telefónica Deutschland Holding issued debt instruments in the local market, maturing up to 10 years and a volume of €360m.

–
In May, Colombia Telecomunicaciones S.A. E.S.P. made its first long-term issue on the local market for COP500,000m divided into two tranches; 1) COP 347,590m (5 years; coupon of 6.65%) and 2) COP 152,410m (10 years; variable CPI rate +3.39%).

After the closing of the quarter, Telefónica Emisiones, S.A.U. completed a €500m, 20-year senior debt issue with an annual coupon of 1.957%. These tenors are usually very difficult to access, as they are carried out under very positive market conditions, and are often restricted to companies with high credit ratings.
Throughout the first half, Telefónica Group obtained funding by means of extending payment terms with suppliers or the factoring firm where those had been discounted, for a total of €251m equivalent (€44m equivalent in April-June 2019).
Additionally, Telefónica, S.A. and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of approximately €1,372m at the end of June.
At the end of June, Telefónica maintained undrawn, committed credit lines with different credit institutions for an approximate amount of €13,144m (€12,818m maturing in over twelve months) which, combined with the cash equivalents position and current financial assets, placed liquidity at €23,915m.

Definitions:
Organic growth: Assumes average constant foreign exchange rates of 2018, except for Venezuela (2018 and 2019 results converted at the closing synthetic exchange rate for each period) and excludes the hyperinflation adjustment in Argentina. Considers a constant perimeter of consolidation. Excludes the effect of the accounting change to IFRS 16, write-downs, capital gains/losses from the sale of companies, restructuring costs and material non-recurring impacts. CapEx excludes spectrum investments.
Underlying growth: Reported figures excluding the effect of the accounting change to IFRS 16, write-downs, capital gains/losses from the sale of companies, restructuring costs, material non-recurring impacts and depreciation and amortisation charges from purchase price allocation processes. Excludes the hyperinflation adjustment in Argentina.

Digitalisation and Monetisation
(y-o-y changes in organic terms)

Telefónica, through excellent connectivity, continues with its digital transformation towards a technology company. Smart connectivity over new, highly available and fast networks, which are flexible, secure and advanced, and integrate elements of artificial intelligence guaranteeing accessibility to the latest generation services that customers are demanding.

–
The Group’s FTTx/cable coverage reached 121m of premises passed (53.2m in own network; +12% y-o-y; 22.2m FTTH in Spain, 20.3m in Brazil and 10.6m FTTx/cable in HispAm, +29% y-o-y). Deployment in Latinamerica benefits from an already industrialised process, and both lower deployment (-50% in the last 5 years in Spain) and maintenance costs (failure rate 50% lower than copper in Spain and Brazil).

Retail fibre and cable accesses connected amounted to 13.9m (+14% y-o-y), where UBB accounted for 65% of total broadband accesses (+8 p.p. y-o-y); and in Spain wholesale fibre accesses amounted to 1.9m (+61% y-o-y), increasing the return on investment.
The fibre network, whose useful life exceeds 30 years, evolves technologically and by the end of 2019 we will begin deploying new generation in Spain and Brazil ("XGS-PON"), which extends its speed up to 10 Gbps symmetric.
In parallel, a new “Open Access” access network architecture underpins the development of an open, multi-vendor services ecosystem. This “Open Access” architecture provides higher control over the fibre network and further flexibility to virtually manage network services and functions. New client devices such as the XHGU (first 10G home router with WiFi 6) have already been integrated in laboratory with open fiber equipment (OPEN OLT) and new third-party services.
In conclusion, fibre investment is one of the Group’s key drivers for generating new revenues and efficiency benefits, since it will optimise 5G rollout and will allow to capture significant savings as a result of the dismantling of copper.

–
In LTE coverage reached 78% (4 p.p. y-o-y; 95% in Europe and 73% in Latin America) and traffic accounts for 73% of the total, highlighting the greater rollout efficiency due to the better efficiency of the 4G spectrum (2.4x vs. 3G) and the more spectrum freed-up in 2G and used for 4G (56% in 2019 vs. 41% in 2016), an effect that is heightened as VoLTE usage increases (8.5% of total voice traffic).

The implementation of "Massive MIMO" advances with the consequent improvement in the quality perceived by customers, highlighting Brazil, where Telefónica is consolidated as a leader in mobile quality in coverage and capacity, and Germany, where network quality has improved significantly (according to “P3” studies in both cases).
5G technology is underpinned by leadership in fibre to the home and network virtualisation. The following initiatives are key:

◦
In Spain, the 5G Technology Cities Project of technology validation in a real environment (Talavera, Segovia and Málaga) and the awarding of the Spanish Government's programme for the development and implementation of 5G pilots.

◦
In Germany, the pilot with Samsung (over 26 GHz) and in the United Kingdom the 4.9G pilot in the “O2 Arena” and in both countries, the definition of 5G clusters for introducing technology in real scenarios.

◦
In Germany, the agreement with Daimler (Mercedes-Benz Cars) to launch the world's first 5G indoor mobile network in the automotive industry 4.0 used for digitalised vehicle assembly (“Factory 56 Project”).

◦	Progress in validating 4.5G and “Massive MIMO” technologies, use of “OpenRAN” and tests of “Open Source MANO” for the arrangement of “Network Slices” on the same infrastructure.

–
The core data network (IP network) transformation reached 35% (+16 p.p. y-o-y), with lower capital intensity for the same level of traffic (40% compared to the previous IP technology). Likewise, the transformation of optical networks for transporting IP traffic is already around 28%.

–
The unified fixed access customer equipment’s ecosystem, pioneered by Telefónica, reached 34m equipments (5.8m HGUs, fibre terminal equipment and router; 78% of FTTH customers) and offered state-of-the-art connectivity features at home and an open platform of digital services; whilst lowering related time, installation cost and failure rates.

–
The “ÚNICA” virtualisation programme, which brings the infrastructure closer to the customer by increasing its functionality and automation, is already implemented in 10 countries and is under development in other markets.

The transformation towards a Telco Cloud goes through network and IT processes convergence, that allow to be self-planned, self-controlled and self-managed. Telefónica is the leading operator worldwide in the migration of systems to Full Stack with 30% of the total customer base migrated at the end of June (+4 p.p. y-o-y) and 66% of the processes digitalised and managed in real time (+4 p.p. y-o-y).
The E2E Digital Transformation programme is focused on offering a more digital customer experience, facilitating the launch of services and making the cost structure more flexible. Out of the 2019 savings target, 45% was reached in January-June, in line with expectations (>€340m in addition to the more than €300m achieved in 2018) as a result of progress in the main transformation axes:

–	Digital experience in the sales process improvement.

◦	Commercial operations in the online channel accelerated and grew by 28% y-o-y in January-June (vs +12% in January-March), mainly due to:

▪
Greater offering customisation in the channel (use of “Advanced Analytics”) and greater self-management by customers, particularly in Spain with more than 70% of the online channel's customised offers.

▪	Application of Agile to accelerate channel development and make campaign launches more flexible.

–	Digital customer services.

◦	12% y-o-y reduction in calls handled in the first half, driven by:

▪	Cognitive Platforms in Contact Centres serving 100% of mobile traffic in Peru and 70% in Brazil with virtual agents and high satisfaction and quality indexes.

▪	Use of other digital service channels (“chatbots”).

▪	Review of customer service processes with “Advanced Analytics” (to identify and correct root causes).

◦	Encouraging self-management in the billing and payment processes.

◦	Launch of Blockchain in Brazil (E2E visibility of customer equipment supply).

–	Process automation.

◦	Deployment of >600 robots in H1, one of the most ambitious robotisation plans in the industry.

◦	Robot factories (RPA) deployed in almost all Group countries, with positive results in quality of service and cost savings (commercial and systems).
The value proposition of connectivity and digital services, aimed at both consumer and business customers, continues to improve, on more advanced, agile and capable networks.
In the consumer segment, proposals were increasingly flexible, simple and personalised, with the following standing out in the quarter: in Colombia y Chile , the launch of new portfolios with data sharing, data reinforcement, roaming and exclusive applications; in Brazil, the new contract portfolio focused on loyalty and improvement of voice attributes; in the United Kingdom, the new 18-month contract plans; in Spain, the launch of the “Priority” service, “Movistar Car” and the video OTT proposal “Movistar Plus Lite”.
In particular, the integrated offer with handset is a key lever in the positive evolution in handset revenues and in customer development via improved ARPU and churn. This global proposal focuses on the renewal of high-value customer handsets and medium-high range devices, with subsidy reduction, customisation, digitalisation and offer financing.
As part of this strategy, it is noteworthy the launch of "Phoenix" in the first quarter of 2019, mobile first website operative in 5 countries, that thanks to AI offers personalised renewal of terminals and allows the customer to complete the handset purchase in 3 clicks, with very positive results in both sales and customer satisfaction
In the Business segment, the “Digital Core” (Communication, Cloud, Security) based proposal gained traction. It can be configured within an ecosystem of proprietary and third-party digital solutions supported by Telefónica's global capabilities (virtualised networks, 25 data centers and 12 security centers, 14k agents). Telefónica continues to win contracts with leading companies in the Public Administration, Retail, Energy, Aeronautics, Health, Lotteries and Betting, Autos and Banks sectors.
Revenues from corporates in the quarter (€2.412m) rose 4.3% y-o-y due to higher revenues from large companies (€1.379m; +5,6%) and SMEs (€1.033m, +2,6%), and in particular from digital services revenues (€534m; +26.0% y-o-y), including Cloud, IoT and Security. By region, results in the second quarter were as follows: Europe (€1,302m, -0.1%) and Latin America (€1,111m, +9.4%).
The Group NPS (Net Promoter Score, indicator to measure customers’ satisfaction with the Company) stood at 20% at the end of June (vs 18% in March).

Digital service revenues reached €1,907m in April-June (+19.0% y-o-y) and €3,783m in the first half of the year (+20.1% y-o-y):

–
Video revenues in the quarter totalled €756m (40% of digital revenues) and grew 6.1% y-o-y. The access base reached 10.0m (8.8m pay TV accesses, +16% y-o-y in IPTV, and 1.2m active accesses of the OTT “Movistar Play” service in Latin America, up 59% y-o-y), while production of the 2 first exclusive Movistar series for HispAm started. Video revenues in the first six months totalled € 1,501m (+5.2% y-o-y).

–	Advanced Digital Services revenues rose 32.0% y-o-y to stand at €429m (22% of digital revenues; +35.6% in H1) driven by the business segment. The following is noteworthy for the quarter:

◦
Cloud (179m; +22.5% y-o-y), with a new global agreement signed at the end of June for selling Google Cloud, reinforcing the multicloud portfolio, plus closing other important IaaS and SaaS contracts that allow the Company to outgrow the market in all countries.

◦	IoT (€131m; +44.8% y-o-y), boosted by the good performance in managed connectivity and E2E solutions.

◦
Security (€115m; +34.7% y-o-y), agreement signed between ElevenPaths and Microsoft to strengthen and extend leadership in global cybersecurity, and the Telefónica/BOTECH FPI alliance to fight fraud in the banking sector.

–	Contents (29% of digital revenues; €547m in the quarter) increased by 33.4% y-o-y, and + 37.7% in H1, due to the positive evolution in Brazil.

–	Other Digital Services (9% of digital revenues; €177m in April-June) rose by 11.3% y-o-y (+9.1% in H1), mainly thanks to advertising.
Finally, the fourth platform accelerated the Company’s transformation by providing it with a unified data management model, in which Artificial Intelligence is applied to data, helping in the business decision-making process and differential positioning.
Several strategic projects were already implemented in this platform among which stand out: the aforementioned web "Phoenix"; Aura, new model of relationship with our clients and management of services in the home, already present in 7 countries; Movistar Home, a home assistant based on Aura that evolves around the "Home as a Computer" strategy to create differential experiences open to third parties. At the same time, AI drives internal processes such as the channels’ digital transformation or the network deployment’ optimization.
Thus, Telefónica continued to apply cognitive intelligence capabilities with very positive results in customer experience, revenue generation and efficiency gains.

Telxius
(y-o-y changes in organic terms)

During the second quarter of 2019, Telxius continued to increase its asset portfolio, maintained a high level of commercial activity and posted solid growth in revenues and profitability, confirming the solid business performance.
In the Towers business it is noteworthy the acquisition of 658 towers from Telefónica Peru, together with the continued deployment of new towers mainly in Spain, Brazil and Peru (+138 in the quarter; +213 towers in January-June). Thus, the total portfolio reached 17,550 towers and the tenancy ratio stood at 1.36x (+0.02x y-o-y), being the one of the acquisition in Peru of 1.0x.
In the cable business there was a new exceptional sale of capacity in MAREA (Spain - United States) during the quarter. Likewise, Telxius announced a collaboration with América Móvil to boost communication services through a new submarine cable along the Pacific coast of Latin America from Guatemala to Chile, with additional landing points in Ecuador, Peru and Chile.
Revenues in the quarter totalled €216m, up 14.2% y-o-y, positively affected by the exceptional sale of capacity in MAREA (+3.7% y-o-y excluding this impact). Towers revenues (€88m) growth accelerated to 10.9% (+8.0% in the previous quarter), thanks to the commercial improvement mainly in Germany and Brazil, while Cable revenues (€128m) increased by 16.8% y-o-y (-1.7% excluding the exceptional sale of capacity), although the growth trend slowed compared to the previous quarter due to the less favourable y-o-y comparison.

In January-June, revenues totalled €435m (+16.4% y-o-y; +4.9% excluding exceptional sales of capacity in MAREA): €172m in the Towers business (+9.5%) and €263m in the Cable business (+21.9%; +1.3% excluding the capacity sales aforementioned).
OIBDA amounted to €124m in April-June (affected by IFRS 16; +€26m) and grew by 10.2% y-o-y (+5.1% excluding the exceptional sale of capacity), driven by the two businesses and placing OIBDA margin at 57.5% (-1.6 p.p. y-o-y; +0.6 p.p. excluding the exceptional sale of capacity).
In January-June, OIBDA totalled €253m (positively affected by the new IFRS 16; €50m), with a y-o-y growth of 14.1% (+7.0% excluding the exceptional sale of capacity).
CapEx in H1 amounted to €94m (-7.5% y-o-y) including €70m from the acquisition of towers in Peru. Excluding this impact, CapEx would have maintained the decreasing trend started in the second half of 2018 after deployment of the MAREA and BRUSA submarine cables was completed.
Thus, operating cash flow (OIBDA-CapEx) amounted to €159m in January-June, up 42.3% vs. H1 18 (2.3 times higher excluding the acquisition of towers in Peru).

TELEFÓNICA
ACCESSES
Unaudited figures (thousands)
	2018				2019

	March	June	September	December	March	June	% Chg

Final Clients Accesses	338,190.8	338,830.1	337,396.8	337,051.5	331,995.4	326,231.2	(3.7)
Fixed telephony accesses (1)	36,674.0	36,281.6	35,733.5	35,273.6	34,262.8	33,202.5	(8.5)
Internet and data accesses	21,827.0	21,911.5	22,087.7	22,087.5	21,956.2	21,788.5	(0.6)
Broadband	21,385.9	21,460.2	21,638.0	21,645.2	21,586.5	21,449.2	(0.1)
FTTx/Cable	11,491.8	12,216.0	12,766.4	13,213.1	13,580.5	13,931.1	14.0
Mobile accesses	271,084.9	271,901.0	270,730.3	270,814.9	266,948.5	262,471.8	(3.5)
Prepay	153,623.2	152,234.0	149,131.7	147,062.0	142,125.6	135,997.9	(10.7)
Contract	117,461.7	119,667.0	121,598.5	123,752.9	124,822.9	126,473.9	5.7
M2M	16,778.1	17,623.4	18,397.9	19,483.0	20,388.6	21,357.5	21.2
Pay TV	8,604.9	8,736.1	8,845.3	8,875.4	8,828.0	8,768.5	0.4

Wholesale Accesses	19,021.1	18,966.5	19,207.0	19,520.0	20,419.6	20,349.2	7.3
Fixed wholesale accesses	4,222.2	4,082.6	3,987.7	3,951.5	3,895.1	3,859.9	(5.5)
Mobile wholesale accesses	14,798.9	14,883.9	15,219.3	15,568.5	16,524.5	16,489.3	10.8
Total Accesses	357,211.9	357,796.6	356,603.8	356,571.5	352,415.0	346,580.4	(3.1)
- T. Nicaragua accesses are excluded from 1 May of 2019 and T. Guatemala accesses from 1 January of 2019.
(1) Includes fixed wireless and VoIP accesses. In Spain, since Q1 18 business accesses were restated.

TELEFÓNICA
MOBILE ACCESSES
Unaudited figures
	2018				2019

	March	June	September	December	March	June	% Chg

Contract percentage (%)	43.3%	44.0%	44.9%	45.7%	46.8%	48.2%	4.2p.p.
Smartphones ('000)	161,572.5	163,886.0	166,794.1	167,693.5	166,241.7	165,070.0	0.7
Smartphone penetration (%)	64.4%	65.3%	66.9%	67.5%	68.2%	69.1%	3.9p.p.
LTE ('000)	102,910.4	106,617.8	111,529.1	117,369.5	121,494.0	126,229.0	18.4
LTE penetration (%)	40.5%	41.9%	44.2%	46.7%	49.3%	52.4%	10.4p.p.

TELEFÓNICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg			April - June		% Chg

	2019	2018	Reported		Organic	2019	2018	Reported		Organic

Revenues	24,121	24,334	(0.9)		3.8	12,142	12,144	(0.0)		3.7
Internal exp. capitalised in fixed assets	431	404	6.5		9.1	222	211	5.1		7.1
Operating expenses	(16,373)	(16,569)	(1.2)		5.7	(8,259)	(8,036)	2.8		6.0
Supplies	(6,534)	(6,678)	(2.2)		6.5	(3,261)	(3,362)	(3.0)		5.7
Personnel expenses	(3,028)	(3,125)	(3.1)		5.5	(1,522)	(1,555)	(2.1)		5.5
Other operating expenses	(6,811)	(6,766)	0.7		5.1	(3,475)	(3,120)	11.4		6.6
Other net income (expense)	94	(7)	c.s.		(52.5)	22	(12)	c.s.		(61.6)
Gain (loss) on sale of fixed assets	442	52	n.s.		n.s.	324	40	n.s.		n.s.
Impairment of goodwill and other assets	(13)	(112)	(88.0)		(76.1)	(13)	(109)	(88.1)		(65.5)
Underlying operating income before D&A (OIBDA)	7,626	7,895	(3.4)			3,896	4,013	(2.9)
Operating income before D&A (OIBDA)	8,702	8,102	7.4		1.3	4,438	4,237	4.7		1.6
OIBDA Margin	36.1%	33.3%	2.8	p.p.	(0.8 p.p.)	36.5%	34.9%	1.7	p.p.	(0.7 p.p.)
Depreciation and amortization	(5,248)	(4,405)	19.1		3.2	(2,633)	(2,178)	20.9		4.6
Operating income (OI)	3,454	3,697	(6.6)		(1.1)	1,804	2,059	(12.4)		(2.0)
Share of profit (loss) of investments accounted for by the equity method	7	5	62.1			3	2	68.7
Net financial income (expense)	(651)	(383)	70.0			(240)	(1)	n.s.
Profit before taxes	2,810	3,319	(15.3)			1,568	2,060	(23.9)
Corporate income tax	(756)	(1,298)	(41.8)			(522)	(939)	(44.4)
Profit for the period	2,054	2,021	1.7			1,046	1,121	(6.7)
Attributable to equity holders of the Parent	1,787	1,739	2.8			862	902	(4.5)
Attributable to non-controlling interests	267	282	(5.3)			184	218	(15.9)
Weighted average number of ordinary shares outstanding during the period (millions)	5,124	5,127	0.0			5,122	5,127	(0.1)
Basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.32	0.29	12.0			0.16	0.16	(4.3)
Underlying basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.37	0.37	0.0			0.19	0.20	(2.2)
Notes:
- Group consolidated results deconsolidate T. Nicaragua since 1 May 2019, Telefónica Guatemala's results since 1 January 2019 and Antares' results since 1 February 2019.
- January-June 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-June 2018 results reported under prior accounting IAS 17.
- Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.
- After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Soberano/Euro. As of the closing of June 2019 Telefónica uses a synthetic exchange rate of 7,919.5 Venezuelan bolivars soberanos per dollar. For the January-June 2018 period the synthetic exchange used is based on the Bolivar Fuerte.
- Basic and diluted earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (€152m in January-June 2019 and €277m in January-June 2018), by the weighted average number of ordinary shares outstanding during the period.

TELEFÓNICA
GUIDANCE 2019
		2019 Guidance	2019
2018 Base			Jan - Jun

48,817	Revenues (% Chg YoY)	Growing around 2%	3.8%

15,879	OIBDA margin (Chg YoY)	Growing around 2%	1.3%

	CapEx / Sales	Around 15%	14.1%
Organic criteria 2019: Assumes average constant foreign exchange rates of 2018, except for Venezuela (2018 and 2019 results converted at the closing synthetic exchange rate for each period) and excludes the hyperinflation adjustment in Argentina. Considers constant perimeter of consolidation. Excludes the effects of the accounting change to IFRS 16, write-offs, capital gains/losses from the sale of companies, restructuring costs and material non-recurring impacts. CapEx excludes spectrum investments.

TELEFÓNICA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Unaudited figures (Euros in millions)
	June 2019	December 2018	% Chg

Non-current assets	95,970	90,707	5.8
Intangible assets	15,980	16,856	(5.2)
Goodwill	25,870	25,748	0.5
Property, plant and equipment	32,523	33,295	(2.3)
Rights of Use	7,404	n.a.
Investments accounted for by the equity method	137	68	100.2
Financial assets and other non-current assets	7,117	7,109	0.1
Deferred tax assets	6,939	7,631	(9.1)
Current assets	26,774	23,340	14.7
Inventories	1,707	1,692	0.8
Receivables and other current assets	10,816	10,579	2.2
Tax receivables	2,008	1,676	19.8
Other current financial assets	3,188	2,209	44.4
Cash and cash equivalents	7,588	5,692	33.3
Non-current assets classified as held for sale	1,467	1,492	(1.7)

Total Assets = Total Equity and Liabilities	122,744	114,047	7.6

Equity	26,449	26,980	(2.0)
Equity attributable to equity holders of the parent and other holders of equity instruments	17,866	17,947	(0.4)
Equity attributable to non-controlling interests	8,583	9,033	(5.0)
Non-current liabilities	64,418	57,418	12.2
Non-current financial liabilities	46,508	45,334	2.6
Non-current Lease liabilities	5,746	n.a.
Payables and other non-current liabilities	1,998	1,890	5.7
Deferred tax liabilities	2,666	2,674	(0.3)
Non-current provisions	7,500	7,520	(0.3)
Current liabilities	31,877	29,649	7.5
Current financial liabilities	10,077	9,368	7.6
Current Lease liabilities	1,589	n.a.
Payables and other current liabilities	15,617	15,485	0.9
Current tax payables	2,094	2,047	2.3
Current provisions	1,963	1,912	2.7
Liabilities associated with non-current assets held for sale	537	837	(35.8)
			—
Financial Data

Net Financial debt (1)	40,230	41,074	(2.1)
Net Financial Debt plus Lease Liabilities	47,772	n.a.
- Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of
Telefónica in Argentina are adjusted by inflation.
(1) Net financial debt calculation has been redefined in the 1st quarter 2019 excluding the mark to market adjustment of the unmatured cash flow hedges associated to debt instruments. This change seeks to eliminate the asymmetry generated by the accounting valuation method of both financial instruments; the debt instrument valued at amortized cost and the derivative at market value. The change has been applied to all comparative periods. Also, following the entry into force of IFRS 16 since 1st January 2019, for comparison purposes, the net financial debt figure of December 2018 has been modified to exclude the lease liability of finance leases.

TELEFÓNICA
NET FINANCIAL DEBT PLUS COMMITMENTS
Unaudited figures (Euros in millions)
June 2019

Non-current financial liabilities	46,508
Current financial liabilities	10,077
Gross Financial Debt	56,585
Cash and cash equivalents	(7,588)
Other assets included in "Other current financial assets"	(3,183)
Cash and other current financial assets included in "Non-current Assets Held for Sale"	(23)
Positive mark-to-market value of long-term derivative instruments	(3,479)
Other liabilities included in "Payables and other non-current liabilities"	795
Other liabilities included in "Payables and other current liabilities"	100
Other assets included in "Financial assets and other non-current assets"	(922)
Other assets included in "Receivables and other current assets"	(751)
Other assests included in “Tax receivables"	(687)
Financial liabilities included in "Liabilities associated with non-current assets held for sale"	107
Finance Leases under IAS 17	n.a.
Mark-to-market adjustment by cash flow hedging activities related to debt	(724)
Net Financial Debt*	40,230
Lease Liabilities	7,542
Net Financial Debt including Lease liabilities	47,772
Gross commitments related to employee benefits	5,152
Value of associated Long-term assets	(125)
Tax benefits	(1,339)
Net commitments related to employee benefits	3,688
Net financial debt plus commitments*	43,918
Net Financial Debt / OIBDA	2.62x
Notes:
* Includes assets and liabilities defined as net financial debt plus commitments for El Salvador, Panama and Costa Rica, that are classified as non-current assets held for sale and liabilities associated with non-current assets held for sale.
Net financial debt includes a positive value of the derivatives portfolio for a net amount of €1,663m, €3,249m included as financial liabilities and €4,912m included as financial assets.

TELEFÓNICA
CONSOLIDATED CASH FLOW STATEMENT
Unaudited figures (Euros in millions)
	January - June

	2019	2018	% Chg

Cash received from operations	28,790	29,760
Cash paid from operations	(20,995)	(22,317)
Net payments of interest and other financial expenses net of dividens received	(972)	(986)
Net interest and other financial expenses paid	(995)	(1,008)
Dividends received	23	22
Taxes proceeds / (paid)	471	(356)
Net cash flow provided by operating activities	7,294	6,101	17.0

(Payments)/proceeds on investments in property, plant and equipment and intangible assets	(3,834)	(4,582)
Proceeds from the sale in property, plant and equipment and intangible assets	367	25
Payments on investments in property, plant and equipment and intangible assets	(4,201)	(4,607)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	776	1
Payments on investments in companies, net of cash and cash equivalents acquired	(2)	(2)
Proceeds on financial investments not included under cash equivalents	965	480
Payments on financial investments not included under cash equivalents	(439)	(586)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents, net	(447)	(604)
Government grants received	—	37
Net cash flow used in investing activities	(2,981)	(5,256)	(46.2)

Dividends paid	(1,323)	(1,433)
Proceeds from issue of share capital increase	—	—
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(312)	—
Operations with other equity holders (1)	24	68
Proceeds on issue of debentures and bonds, and other debts	3,687	2,672
Proceeds on loans, borrowings and promissory notes	1,202	2,284
Cancellation of debentures and bonds, and other debts	(962)	(3,760)
Repayments of loans, borrowings and promissory notes	(3,555)	(1,744)
Lease Principal Payments	(831)	—
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(358)	(230)
Net cash used in financing activities	(2,428)	(2,143)	13.3

Effect of changes in exchange rates	27	(232)
Cash reclassified to assets held for sale	(13)	—
Effect of changes in consolidation methods and others	(3)	—
Net increase (decrease) in cash and cash equivalents during the year	1,896	(1,530)	c.s.

Cash and cash equivalents at the beginning of the period	5,692	5,192
Cash and cash equivalents at the end of the period	7,588	3,662
Notes:
- Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of
Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.
(1) Includes issuance and coupons of undated deeply subordinated securities.

TELEFÓNICA
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)
		January - June

		2019	2018	% Chg

I	Cash flow from operations	7,794	7,480	4.2
II	Net interest payment (1)	(972)	(986)
III	Payment for income tax	471	(356)
A=I+II+III	Net cash provided by operating activities (2)	7,293	6,138	18.8
B	Net payment for investment in fixed and intangible assets (3)	(3,834)	(4,582)
	Spectrum (4)	(23)	(619)
C=A+B	Net free cash flow after CapEx	3,460	1,556	12,240
D	Net payment for financial investment	1,300	(107)
E	Net payment for operations with minority shareholders and treasury stock (5)	(1,610)	(1,365)
F=C+D+E	Free cash flow after dividends	3,150	83	n.s.
G	Effects of exchange rate changes on net financial debt	105	(59)
H	Effects on net financial debt of changes in consolid. and others (6)	2,201	(509)
I	Net financial debt at beginning of period (7)	41,074	43,301
J=I-F+G+H	Net financial debt at end of period (7)	40,230	42,651	(5.7)
K	Lease Liabilities (8)	7,542	n.d.
L=J+K	Net Financial Debt plus Lease Liabilities at end of period (8)	47,772	n.d.

TELEFÓNICA
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)
	January - June

	2019	2018	% Chg

OIBDA	8,702	8,102	7.4
- CapEx accrued during the period	(3,385)	(3,932)
- Payments related to cancellation of commitments	(419)	(398)
- Net interest payment	(972)	(986)
- Payment for tax	471	(356)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	(269)	112
- Investment In working capital and other deferred income and expenses and Others (3)	(669)	(985)
= Net Free Cash Flow after CapEx	3,460	1,556	n.s.
+ Payments related to cancellation of commitments	419	398
- Dividends paid to minority shareholders	(292)	(406)
= Free Cash Flow excluding Lease Principal Payments (8)	3,587	n.a.
- Lease Principal Payments (8)	(831)	n.a.
= Free Cash Flow including Lease Principal Payments	2,756	1,548	78.0
Weighted average number of ordinary shares outstanding during the period (millions)	5,124	5,127
= Free Cash Flow per share excluding Lease Principal Payments (8)	0.70	n.a.
= Free Cash Flow per share (euros)	0.54	0.30	78.1
Notes:
- Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.
(1) Includes cash received from dividends paid by subsidiaries that are not fully consolidated.
(2) Includes government grants received.
(3) Includes Net Cash received from sale of Real Estate.
(4) Figures in €m. 2019 includes mainly: 2 in Spain, 1 in UK, 2 in Colombia, 1 in Ecuador and 18 in El Salvador. In 2018 mainly: 590 in UK, 7 in Argentina, 2 in Colombia and 20 in Costa Rica.
(5) Dividends paid by Telefónica S.A., operations with treasury stock, issuance of shares, issuance and coupons of undated deeply subordinated securities, issuance of mandatorily convertible bonds into Telefónica S.A. shares and operations with minority shareholders from subsidiaries that are consolidated through the equity method.
(6) Includes Lease Principal Payments following IFRS 16 adoption.
(7) Net financial debt calculation has been redefined in the first quarter of 2019 excluding the mark to market adjustment of the unmatured cash flow hedges associated to debt instruments. This change seeks to eliminate the asymmetry generated by the accounting valuation method of both financial instruments; the debt instrument valued at amortized cost and the derivative at market value. The change has been applied to all comparative periods. Also, following the entry into force of IFRS 16 since 1 January 2019, for comparison purposes, the net financial debt figure of December 2018 has been modified to exclude the lease liability of finance leases.
(8) Considered since 1 January 2019. No data available in 2018.

TELEFÓNICA
EXCHANGES RATES APPLIED
	P&L and CapEx (1)		Statement of Financial Position (2)

Currency units per Euro	Jan - Jun 2019	Jan - Jun 2018	June 2019	December 2018

USA (US Dollar)	1.130	1.210	1.137	1.145
United Kingdom (Sterling)	0.873	0.880	0.896	0.895
Argentina (Argentine Peso) (3)	48.265	25.794	48.265	43.303
Brazil (Brazilian Real)	4.343	4.135	4.357	4.438
Chile (Chilean Peso)	762.875	740.258	772.225	795.754
Colombia (Colombian Peso)	3,600.788	3,446.624	3,645.006	3,722.094
Costa Rica (Colon)	681.199	690.131	665.779	700.771
Guatemala (Quetzal)	8.692	8.958	8.765	8.861
Mexico (Mexican Peso)	21.644	23.065	21.841	22.507
Nicaragua (Cordoba)	36.964	37.708	37.652	37.030
Peru (Peruvian Nuevo Sol)	3.753	3.930	3.738	3.864
Uruguay (Uruguayan Peso)	38.188	35.409	40.004	37.116
Venezuela (4)	9,004.900	2,762,430.939	9,004.900	8,714.287
(1) Average exchange rate for the period.
(2) Exchange rates as of 30/06/19 and 31/12/18.
(3) Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.
(4) After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Soberano/Euro. As of the closing of June 2019 and December 2018, Telefónica uses a synthetic exchange rate of 7,919.5 y 7,608.4
Venezuelan bolivars soberanos per dollar respectively. For the January-June 2018 period the synthetic exchange used is based on the Bolivar Fuerte.

NET FINANCIAL DEBT STRUCTURE BY CURRENCY
Unaudited figures
	June 2019

	EUR	LATAM	GBP	USD

Net financial debt structure by currency	77%	11%	9%	3%

TOTAL FINANCIAL LIABILITIES BREAKDOWN
Unaudited figures
	June 2019
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives

Total financial liabilities (1)	89%	11%	0%
(1) Includes positive value of derivatives and other financial debt.

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change

Moody's1	Baa3	P-3	Stable	7/11/2016
Fitch1	BBB	F-3	Stable	5/9/2016
S&P1	BBB	A-2	Stable	17/5/2016
(1) The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

02
TELEFÓNICA ESPAÑA
(y-o-y changes in organic terms)

Service revenues at Telefónica España grew for the eighth consecutive quarter (+0.3% y-o-y in the second quarter), thanks to the Company's differentiated positioning and the improvement in the commercial activity in all segments, especially in higher value accesses. Churn improved as well in all segments from the previous quarter, with convergent churn again at 1.5%.
Service revenue growth slowed sequentially due to an unfavourable y-o-y comparison in the retail segment (different impact of the repositioning of convergent tariffs in consumer and seasonal effects on business revenues). These impacts will disappear from the third quarter onwards, so higher growth is expected in the second half of 2019. On the other hand, wholesale revenues consolidated in the quarter the y-o-y growth trend, to be maintained for the rest of the year.
Convergent customers (4.7m) rose 4% y-o-y (37k net additions in the quarter), and now account for 92% of consumer TV accesses (+3 p.p. y-o-y), 89% in broadband (+3 p.p.) and 85% in mobile contract (+2 p.p.).
Convergent ARPU (€88.5) grew 0.3% versus the previous quarter despite the greater weight of “O2” customers (with lower ARPU than the overall base), which contributed positively to convergent revenues that sustain their growth trend (+2.9% y-o-y) and already account for 40% of service revenues. In y-o-y terms, convergent ARPU slightly declined (-1.2%), exceptionally affected by the different calendar and intensity of tariff upgrades in the first semester compared to the same period in 2018 (affecting a different customer base in each year) and, furthermore, by the dilution of O2's customer base above mentioned. However, the tariff upgrade effective in July, mainly in the higher end of "Fusión", and the expiry of promotions launched in the 2018 summer campaign should again drive y-o-y growth from the third quarter onwards. Churn rate improved sequentially by 0.2 percentage points to 1.5%.
Total convergent accesses (22.8m) maintained a solid growth (+7% y-o-y), with an average of 2.1 mobile lines per customer (vs. 1.9 the previous year), while the customer mix continued to improve with 28% in high-value bundles (+1 p.p. y-o-y), 81% with TV (+3 p.p. y-o-y) and 44% with fibre at premium speeds (+6 p.p. y-o-y).
Mobile accesses (+4% y-o-y) added 243k in the quarter, driven by the contract segment (+7% y-o-y) which increased by 326k new lines (+40% vs the same quarter of 2018). Fixed telephony accesses (-3% y-o-y) reduced their net losses to 59k, fixed broadband accesses (+1% y-o-y) once again posted net additions, and pay TV customers (4% y-o-y) added 11k accesses (48% more than in the same period of 2018, despite the seasonal effect of the end of the football season in the second quarter of the year). It is worth to highlight the improvement observed in churn rate versus the first quarter, standing at 1.4% in mobile contract (-0.3 p.p. sequentially), 1.6% in fixed broadband (-0.3 p.p.) and 1.8% in TV (-0.2 p.p). This performance reflects a compelling offer based on differential quality assets.
Total fibre connected accesses exceeded 6 million (1.2m new accesses connected in one year); the retail base grew 13% y-o-y to 4.2m accesses (+125k in the quarter; +7% y-o-y); which means that over 68% of fixed broadband consumer customers (+8 p.p. y-o-y) are already connected to fibre. Wholesale fibre grew significantly to 1.9 million accesses (x1.6 y-o-y; +144k in the quarter), accounting for 49% (+20 p.p. y-o-y) of total wholesale accesses (-5% y-o-y).
As a result, the uptake of customers connected to Telefónica España's FTTH network, which reached 22.2m of premises passed (+486k in the quarter), increased to 27% (8% from wholesale accesses). This allows Telefónica to continue increasing its market share in fibre accesses connected to its own network and therefore the return on investment.
Revenues in the quarter totalled €3,175m, growing 0.3% y-o-y, in line with the previous quarter, thanks to the growth in service revenues (€3,086m; +0.3% y-o-y) and handset revenues (+0.5% y-o-y). In the first half, revenues stood at €6,283m (+0.3% y-o-y) and service revenues amounted to €6,119m (+0.5% y-o-y).

Consumer revenues (€1,655m in the quarter) dropped 0.9% (-0.5% in the first six months), mainly due to lower growth in convergent revenues (+2.9% y-o-y) explained by the different impact of promotions and the repositioning of convergent tariffs compared to 2018. From the third quarter onwards, this impact should be reversed for the same reasons.
Business revenues (€881m) grew 0.1% y-o-y (+1.5% in the first half of the year), underpinned by strong IT revenue growth (+13.2% y-o-y to €247m), which offset the decline seen in Communications due to seasonal effects in the second quarter of the year (-4.2% y-o-y). Telefónica Empresas has cemented its position as the leading operator of advanced digital services in the country, with excellent performance in both public administrations and large corporates, as well as in small and medium enterprises.
Wholesale and other revenues (€550m) accelerated significantly their year-on-year growth (+4.2%, +4.0 p.p. sequentially), mainly reflecting the fading out of the 2018 negative effects. Furthermore, growth in TV revenues and the larger fibre base also more than offset the impact of the self-provision connecting model of fibre customers, which reduces revenues, but contributes to improving system efficiency (reduction in investment is larger than lower related revenues). Wholesale revenues increased 2.2% y-o-y in the first half of the year.
Operating expenses in April-June (€1,983m) grew (+4.0% y-o-y ; +3.4% in the first half) mainly due to higher content costs.
Supplies (€978m in April-June) increased 10.4% y-o-y (+8.8% in the first six months) accelerating their growth in the quarter as the mobile termination rate comparison became homogeneous. On the other hand, content costs grew 21% y-o-y in net terms (similar to the previous quarter); this growth should ease from the third quarter onwards as the football gross cost comparison becomes more homogeneous. Personnel expenses (€483m) fell 0.9% y-o-y (-1.6% in the first half of the year) and begun to show a trend of lower incremental savings (€20m) due to the employment suspension plan already completed in 2018. At the end of June, there were 25,353 employees (-5% y-o-y). Other operating costs (€522m) were reduced 1.6% y-o-y due to lower commercial costs
OIBDA in April-June totalled €1,322m, posting a 3.0% y-o-y reported growth impacted by i) factors mainly related to real estate sales (+€32m) and ii) changes from the adoption of IFRS 16 (+€59m).
In January-June, OIBDA amounted to €2,672m, +6.6% reported impacted by i) changes due to the adoption of IFRS 16 (+€123m), ii) factors mainly related to real estate sales in the second quarter (+€32m), iii) capital gain from the assignment of future rights in the first quarter (+€103m) and iv) provision for the restructuring of channels in the first quarter (-€23m).
In organic terms, OIBDA fell 1.6% y-o-y (-1.5% in the first half of the year), mainly due to higher growth in supply costs.
OIBDA margin stood at 41.6% (-0.8 p.p. y-o-y) and at 42.5% in the quarter (-0.7 p.p. y-o-y).
CapEx in the first half of the year (€813m) rose 4.6% y-o-y (+0.9% in the quarter), growth that will continue to slow throughout the year. Operating cash flow amounted to €1,859m.

TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg		April - June		% Chg

	2019	2018	Reported	Organic	2019	2018	Reported	Organic

Revenues	6,283	6,265	0.3	0.3	3,175	3,167	0.3	0.3
Mobile handset revenues	164	180	(8.4)	(8.4)	89	88	0.5	0.5
Revenues ex-mobile handset revenues	6,119	6,086	0.5	0.5	3,086	3,079	0.3	0.3
Consumer (1)	3,320	3,336	(0.5)	(0.5)	1,655	1,670	(0.9)	(0.9)
Convergent	2,456	2,371	3.6	3.6	1,234	1,200	2.9	2.9
Non convergent	864	965	(10.4)	(10.4)	420	470	(10.6)	(10.6)
Business	1,742	1,715	1.6	1.5	881	880	0.2	0.1
Communications	1,275	1,312	(2.8)	(2.8)	634	662	(4.2)	(4.2)
IT	467	403	15.7	15.6	247	218	13.2	13.2
Wholesale and Other (2)	1,057	1,035	2.1	2.2	550	529	4.1	4.2
Internal expenditure capitalised in fixed assets	150	148	1.3	1.3	74	78	(6.2)	(6.2)
Operating expenses	(3,912)	(3,916)	(0.1)	3.4	(1,983)	(1,977)	0.3	4.0
Supplies	(1,891)	(1,738)	8.8	8.8	(978)	(886)	10.4	10.4
Personnel expenses	(972)	(995)	(2.3)	(1.6)	(483)	(491)	(1.6)	(0.9)
Other operating expenses	(1,049)	(1,184)	(11.4)	(0.6)	(522)	(600)	(13.0)	(1.6)
Other net income (expense)	94	(1)	c.s.	c.s.	5	2	145.8	144.2
Gain (loss) on sale of fixed assets	58	16	269.8	n.s.	52	13	n.s.	n.s.
Impairment of goodwill and other assets	(1)	(5)	(89.4)	(89.5)	(0)	(0)	n.s.	n.s.
Operating income before D&A (OIBDA)	2,672	2,507	6.6	(1.5)	1,322	1,283	3.0	(1.6)
OIBDA Margin	42.5%	40.0%	2.5 p.p.	(0.7 p.p.)	41.6%	40.5%	1.1 p.p.	(0.8 p.p.)
CapEx	813	778	4.5	4.6	435	432	0.9	0.9
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	1,859	1,729	7.5	(4.3)	887	852	4.1	(2.9)

Notes:
- January-June 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-June 2018 results reported under prior accounting IAS 17.
- OIBDA before management and brand fees.
(1) Consumer revenues include residential and SOHO revenues.
(2) Wholesale and other revenues include subsidiaries and other revenues.

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (Thousands)
	2018				2019

	March	June	September	December	March	June	% Chg

Final Clients Accesses	37,154.0	37,278.6	37,760.8	37,966.5	37,847.8	38,047.1	2.1
Fixed telephony accesses (1)	9,450.6	9,397.5	9,405.2	9,361.3	9,220.7	9,161.4	(2.5)
Internet and data accesses	6,032.8	6,050.1	6,129.4	6,129.6	6,083.7	6,087.8	0.6
Broadband	6,014.7	6,032.0	6,110.5	6,113.5	6,068.0	6,072.4	0.7
FTTH	3,550.5	3,667.5	3,822.2	3,940.6	4,025.5	4,150.8	13.2
Mobile accesses	17,743.3	17,896.1	18,189.8	18,384.4	18,448.6	18,691.9	4.4
Prepay	1,683.9	1,603.6	1,527.3	1,440.1	1,341.2	1,258.6	(21.5)
Contract	16,059.3	16,292.5	16,662.5	16,944.3	17,107.4	17,433.2	7.0
M2M	2,083.7	2,149.2	2,227.4	2,333.2	2,353.9	2,487.0	15.7
Pay TV	3,927.3	3,934.9	4,036.4	4,091.3	4,094.8	4,106.1	4.4

Wholesale Accesses	4,119.0	4,035.1	3,948.0	3,912.9	3,858.4	3,822.5	(5.3)
Fibre	995.8	1,158.9	1,309.8	1,522.2	1,719.2	1,863.4	60.8

Total Accesses	41,273.0	41,313.7	41,708.8	41,879.4	41,706.2	41,869.6	1.3
(1) Includes fixed wireless and VoIP accesses. Since Q1 18 business accesses were restated.

TELEFÓNICA ESPAÑA
CONSUMER ACCESSES (Convergent + Non convergent)
Unaudited figures (thousands)
	2018				2019

	March	June	September	December	March	June	% Chg

Fixed telephony accesses	6,799.9	6,721.7	6,716.6	6,657.7	6,520.7	6,453.6	(4.0)
Internet and data accesses	5,187.7	5,198.6	5,274.0	5,272.9	5,224.9	5,225.3	0.5
Mobile accesses	12,141.4	12,236.6	12,450.2	12,530.5	12,540.7	12,650.3	3.4
Prepay	1,683.9	1,603.6	1,527.3	1,440.1	1,341.2	1,258.6	(21.5)
Contract	10,457.5	10,633.0	10,922.8	11,090.4	11,199.5	11,391.7	7.1
Pay TV	3,927.3	3,934.9	4,036.4	4,091.3	4,094.8	4,106.1	4.4

Total Consumer Accesses	28,056.3	28,091.8	28,477.1	28,552.4	28,381.0	28,435.2	1.2

TOTAL MOBILE ACCESSES
Unaudited figures
	2018				2019

	March	June	September	December	March	June	% Chg

Contract percentage (%)	90.5%	91.0%	91.6%	92.2%	92.7%	93.3%	2.2 p.p.
Smartphones ('000)	12,264.6	12,356.6	12,731.9	12,889.7	13,001.6	13,170.8	6.6
Smartphone penetration (%)	78.5%	78.7%	79.9%	80.5%	80.9%	81.4%	2.8 p.p.
LTE ('000)	8,002.5	8,270.0	8,596.5	8,843.2	9,006.7	9,197.5	11.2
LTE penetration (%)	51.1%	52.5%	53.9%	55.1%	56.0%	56.8%	4.2 p.p.

CONSUMER CONVERGENT
Unaudited figures (thousands)
	2018				2019

	March	June	September	December	March	June	% Chg

Convergent Customers	4,460.0	4,482.1	4,562.6	4,613.8	4,626.5	4,663.7	4.1
High speed Fibre	1,708.5	1,696.9	1,773.6	1,823.4	1,885.6	2,032.1	19.8
IPTV/Satellite	3,470.6	3,508.6	3,625.6	3,711.0	3,755.5	3,795.8	8.2
Mobile add-ons	4,036.7	4,248.0	4,482.3	4,687.7	4,818.0	4,968.4	17.0
Convergent Accesses	20,887.3	21,203.0	21,795.7	22,240.0	22,453.1	22,755.2	7.3

CONSUMER CONVERGENT
Unaudited figures
	2018				2019

	Q1	Q2	Q3	Q4	Q1	Q2	% Chg org.

Convergent ARPU (EUR)	87.8	89.5	89.2	88.2	88.2	88.5	(1.2)
Convergent churn	1.5%	1.5%	1.5%	1.5%	1.7%	1.5%	0.0 p.p.

	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	% Chg org.

Convergent ARPU (EUR)	87.8	88.6	88.8	88.7	88.2	88.4	(0.3)
Convergent churn	1.5%	1.5%	1.5%	1.5%	1.7%	1.6%	0.1 p.p.

SELECTED OPERATIONAL DATA
Unaudited figures	2018				2019

	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	% Chg

Total data traffic (TB)	2,113,454	4,296,235	6,598,644	9,176,392	2,733,020	5,584,845	30.0
Fixed data traffic	1,978,154	4,010,990	6,120,345	8,507,409	2,538,715	5,162,458	28.7
Mobile data traffic	135,300	285,245	478,299	668,984	194,305	422,388	48.1
Notes:
- Convergent: Fusión and Multibrand included from Q4 2018.
- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

03
TELEFÓNICA DEUTSCHLAND
(y-o-y changes in organic terms)

Telefónica Deutschland continued with its transformation and market investment delivering another quarter with strong trading and operational momentum in both, own and partner brands, in a dynamic while rational market environment. The O2 Free portfolio together with the newly launched value-added services O2 TV and O2 Cloud continued to be well received and drove further data usage and ARPU uplift. O2 has been highly ranked in recent industry tests (e.g. #1 in connect shop, “very good” rating in connect fixed BB, #1 network operator for B2B mobile & fixed BB in Telecom Handel) recognising O2's overall strongly improved network and service quality.
Telefónica Deutschland acquired a total of 90 MHz spectrum (20 MHz in 2.1 GHz band; 70 MHz in 3.6 GHz band) for a total cost of €1,425m in the 5G auction concluded in June. Including the spectrum already owned, the Company now has ~310 MHz of mobile spectrum (through 2025) overall giving it a highly competitive frequency position.
Contract mobile customers totalled 22.9m at the end of June and improved +5% y-o-y, benefiting from +301k net additions in the quarter (+607k in H1) despite the disconnection of 67k inactive M2M contract accesses. The strong trading performance was mainly driven by healthy customer demand for the O2 Free portfolio as well as a robust contribution from partners (63% of gross additions in Q2; +3 p.p. q-o-q) on the back of increasing demand for 4G offers and the related customer migration. Contract churn improved by 0.1 p.p. y-o-y in H1 as the result of a continued retention focused strategy. Smartphone penetration grew to 68% (+4 p.p. y-o-y). LTE accesses totaled 20.2m (+22% y-o-y) with an improved penetration of 48% (+8 p.p. y-o-y). Average data usage for O2 contract LTE customers increased by +41% y-o-y and reached 4.8 GB per month in Q2. Prepay customers (20.3m; -4% y-o-y) posted +3k net additions in the second quarter (-208k in H1) with early signs of better churn trends despite the continued influence from regulatory changes. Retail broadband customer base (2.2m accesses; +6% y-o-y ) achieved 38k net additions (82k in H1), while the demand for VDSL remained solid (+59k net additions in Q2; +124k in H1) with a customer base of 1.6m (18% y-o-y), representing 72% of the overall fixed retail base.
Revenues accelerated growth to +1.6% y-o-y in Q2 19 (+0.7% in Q1) and reached €1,785m (€3,564m in H1 19; +1.1% y-o-y) due to solid MSR performance and ongoing strong demand for handsets. Excluding negative regulatory effects (primarily MTR cuts, intra-EU calling, RLAH) of -€14m, revenues grew +2.4% y-o-y in Q2 (+1.8% y-o-y in H1). Mobile service revenues (MSR) crossed the zero line reversing prior quarters’ trends and posted growth of +0.6% y-o-y to €1,319m in the quarter (+0.1% y-o-y in H1 to €2,599m), mainly on the back of good traction in the consumer business. The O2 Free portfolio provided tangible support to retail ARPU with slightly easing headwinds from legacy base effects. MSR ex-regulation grew +1.5% y-o-y, a sequential improvement of 1.2 p.p. (+0.9% in H1). Handset revenues strongly increased by 12.9% reaching €281m in Q2 (+12.8% y-o-y to €596m in H1) with continued strong customer demand for high value smartphones. Fixed revenues (€185m in Q2) slowed their decline to -3.5% y-o-y (-6.1% y-o-y in H1; €367m) reflecting the continued demand for VDSL services and a higher bundle share in the customer base.
Operating expenses increased 3.8% y-o-y to €1,229m in Q2 19 (+1.6% in H1; €2,490m), mainly due to the ongoing digital transformation and market investment in the positioning of the O2 brand. Supplies (€527m) were -0.3% y-o-y (-1.0% in H1) on lower connectivity related cost of sales which more than compensated for the demand-driven higher hardware cost of sales. Personnel expenses (€153m) declined 2.3% y-o-y (-1.3% in H1) as inflation-related salary adjustments in 2018 were more than compensated by integration savings from the employee restructuring programme. Other operating expenses (€550m) increased 9.1% y-o-y (+4.7% in H1), on the back of targeted commercial investment. Restructuring costs amounted to €17m (€40m in H1).
OIBDA reached €578m in Q2 19, down 1.8% y-o-y (€1,101m; -1.1% in H1) mainly due to the combination of the ongoing transformation and market investment to drive future growth, regulatory impacts of -€10m in Q2 (-€15m in H1; mainly MTR cuts, intra-EU calling, RLAH), remaining network synergies (+€10m in Q2; +€30m in H1) and early transformation benefits of +€10m in Q2 (+€15m in H1). Excluding regulatory impacts, OIBDA would have been +0.3% y-o-y in Q2 (+0.5% in H1). IFRS16 accounting changes had a positive impact of €107m in Q2 (+€236m in H1). OIBDA margin decreased by -0.9 p.p. y-o-y in the quarter (-0.6 p.p. in H1).
CapEx reached €496m in H1 19 and increased by +16.9% y-o-y, including synergies of €25m (€10m in Q2). This was mainly due to front-loaded LTE roll-out investment in suburban areas and network densification (~4,400 sites added by end of June) with a clear focus on improving customer experience, a trend expected to normalise over the year. As such, operating cash flow (OIBDA-CapEx) stood at €605m in the period January to June 2019.

TELEFÓNICA DEUTSCHLAND
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg			April - June		% Chg

	2019	2018	Reported		Organic	2019	2018	Reported		Organic

Revenues	3,564	3,525	1.1		1.1	1,785	1,758	1.6		1.6
Mobile Business	3,195	3,127	2.2		2.2	1,600	1,560	2.5		2.5
Mobile service revenues	2,599	2,598	0.1		0.1	1,319	1,311	0.6		0.6
Data revenues	1,480	1,426	3.8		3.8	751	725	3.6		3.6
Handset revenues	596	529	12.8		12.8	281	249	12.9		12.9
Fixed Business	367	391	(6.1)		(6.1)	185	192	(3.5)		(3.5)
FBB and new services (1)	290	301	(3.7)		(3.7)	146	147	(1.0)		(1.0)
Voice & access revenues	77	90	(14.2)		(14.2)	39	44	(12.1)		(12.1)
Internal expenditure capitalised in fixed assets	57	54	5.4		5.4	31	28	11.9		11.9
Operating expenses	(2,490)	(2,664)	(6.5)		1.6	(1,229)	(1,281)	(4.1)		3.8
Supplies	(1,094)	(1,125)	(2.7)		(1.0)	(527)	(538)	(2.2)		(0.3)
Personnel expenses	(303)	(303)	(0.2)		(1.3)	(153)	(151)	0.8		(2.3)
Other operating expenses	(1,093)	(1,235)	(11.5)		4.7	(550)	(591)	(7.0)		9.1
Other net income (expense)	(29)	(34)	(15.9)		297.4	(7)	(26)	(73.8)		(94.1)
Gain (loss) on sale of fixed assets	(2)	0	c.s.		12.4	(2)	—	c.s.		c.s.
Impairment of goodwill and other assets	—	—	—		—	—	—	—		—
Operating income before D&A (OIBDA)	1,101	882	24.8		(1.1)	578	479	20.9		(1.8)
OIBDA Margin	30.9%	25.0%	5.9	p.p.	(0.6 p.p.)	32.4%	27.2%	5.2	p.p.	(0.9 p.p.)
CapEx	496	424	16.9		16.9	243	228	7.0		7.0
Spectrum	—	—	—		—	—	—	—		—
OpCF (OIBDA-CapEx)	605	458	32.2		(16.6)	335	251	33.4		(9.2)
Notes:
- January-June 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-June 2018 results reported under prior accounting IAS 17.
- OIBDA before management and brand fees.
(1) Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA DEUTSCHLAND
ACCESSES
Unaudited figures (Thousands)
	2018				2019

	March	June	September	December	March	June	% Chg

Final Clients Accesses	47,011.3	47,171.6	47,268.1	47,089.5	47,202.1	47,555.9	0.8
Fixed telephony accesses (1)	1,968.7	1,958.8	1,966.4	1,996.0	2,041.2	2,078.4	6.1
Internet and data accesses	2,265.6	2,251.1	2,252.8	2,274.7	2,247.7	2,259.9	0.4
Broadband	2,060.0	2,048.5	2,054.4	2,079.8	2,123.7	2,162.0	5.5
VDSL	1,243.4	1,329.7	1,388.9	1,441.3	1,506.6	1,565.7	17.7
Mobile accesses	42,777.0	42,961.6	43,048.9	42,818.8	42,913.2	43,217.6	0.6
Prepay	21,345.9	21,197.6	21,052.4	20,542.9	20,331.8	20,335.1	(4.1)
Contract (2)	21,431.1	21,764.0	21,996.5	22,275.9	22,581.4	22,882.5	5.1
M2M	1,067.2	1,103.4	1,134.9	1,187.9	1,210.0	1,153.9	4.6
Wholesale Accesses	63.3	8.0	0.2	0.0	—	—	—
Total Accesses	47,074.6	47,179.6	47,268.3	47,089.5	47,202.1	47,555.9	0.8
(1) Includes fixed wireless and VoIP accesses.
(2) Impacted by the disconnection of 67k inactive M2M accesses in Q2 19.

SELECTED OPERATIONAL DATA
Unaudited figures
	2018				2019

	March	June	September	December	March	June	% Chg

Contract percentage (%)	50.1%	50.7%	51.1%	52.0%	52.6%	52.9%	2.3 p.p.
Smartphones ('000)	25,707.5	26,411.1	27,079.8	27,335.3	27,779.7	28,577.0	8.2
Smartphone penetration (%)	62.0%	63.5%	64.9%	66.0%	66.6%	67.9%	4.5	p.p.
LTE ('000)	16,093.5	16,595.8	17,157.3	18,433.7	19,253.6	20,175.4	21.6
LTE penetration (%)	38.6%	39.6%	40.9%	44.3%	46.2%	48.0%	8.3	p.p.
Mobile churn (quarterly)	2.2%	1.8%	2.0%	2.3%	1.9%	1.8%	0.0 p.p.
Contract (1)	1.7%	1.5%	1.6%	1.8%	1.6%	1.5%	0.0 p.p.
Mobile churn (cumulative YTD)	2.2%	2.0%	2.0%	2.1%	1.9%	1.8%	(0.1) p.p.
Contract (1)	1.7%	1.6%	1.6%	1.6%	1.6%	1.5%	(0.1) p.p.
Mobile ARPU (EUR)(cumulative YTD)	9.8	9.9	10.0	10.0	9.8	9.9	0.1
Prepay	5.6	5.7	5.8	5.8	5.7	5.8	3.2
Contract (1)	14.8	14.8	14.9	14.9	14.2	14.3	(3.5)
Fixed data traffic (TB) (cumulative YTD)	718,369	1,383,972	2,067,582	2,887,439	766,641	1,569,617	13.4
Mobile data traffic (TB) (cumulative YTD)	126,040	277,660	443,100	622,349	193,007	419,760	51.2
Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1) Excludes M2M.

04
TELEFÓNICA UK
(y-o-y changes in organic terms)

Telefónica UK delivered another robust set of results in the second quarter, posting healthy top-line, bottom-line and customer growth in a competitive market. The Company demonstrated once again its market leading position and remained UK’s favourite mobile network with continued sector leading loyalty at 0.9%, supported by the success of innovative customer propositions such as “Custom Plans”, which gives customers control and flexibility.
Mobile accesses totalled 33.3m customers at the end of June (including MVNO partners) growing by 4% y-o-y, whilst remaining the largest mobile operator in the market. Own brand contract net additions reached 392k (28k ex-M2M) in the quarter resulting in a total contract base of 16.9m, up 6% y-o-y (67% penetration, +2 p.p. y-o-y). MVNO partners posted net additions of 175k in Q2 19 (266k in H1) improving 89% y-o-y on the back of good commercial performance, and the base reached 7.9m customers at the end of Q2 (+7% y-o-y). LTE accesses improved by 13% y-o-y to 14.1m with a penetration of 66% (+8 p.p. y-o-y). In prepay, net quarterly losses registered of 52k in Q2 (-260k in H1) in-line with market trends.
Revenues (€1,720m) maintained solid growth of 4.8% y-o-y in Q2 19 (€3,411m; +5.1% in H1). This top-line growth was mainly driven by strong demand for higher value handsets supported by the success of the flexible “Custom Plans”, continued growth in the Smart Metering Implementation Programme (SMIP) as well as MVNO revenues.
Mobile service revenues (MSR) totalled €1,202m in Q2 19, a decline of -1.8% y-o-y (€2,384m; -0.7% in H1). This decline is mainly explained by the impact of regulation (i.e. out of bundle spend caps and intra-EU calling), a smaller year-on-year RPI price increase in April (+2.5% vs. +4.0% in April 18) and lower out of bundle spend. However, this trend is somewhat mitigated by customers selecting larger bundles leading to increased subscription revenues, together with continued MVNO growth.
Handset & other revenues amounted to €518m, +24.2% y-o-y in Q2 19 (€1,027m; +21.4% in H1), due to continued take-up of higher value smartphones supported by the flexibility of “Custom Plans” and continued other revenue growth from SMIP.
Operating expenses totalled €1,193m and grew 2.1% y-o-y in Q2 19 (+3.5% in H1), mainly driven by higher value handsets, non-mobile business growth and higher Annual License Fee payments (ALFs) since February 2019. Supplies (€556m) increased by 7.6% y-o-y (+8.3% in H1) mainly due to higher-end handsets. Personnel expenses (€124m) rose by 10.7% y-o-y (+10.1% in H1), non-comparable y-o-y variation. Other expenses (€513m) decreased by 5.0% y-o-y (-2.5% in H1), mainly as a result of efficient cost management.
OIBDA totalled €548m in Q2 19 and strongly grew by 9.2% y-o-y (€1,052m; +6.4% in H1). This robust y-o-y performance was mainly supported by the ongoing solid revenue trends and efficient cost management, along with a net positive effect of €23m related to special factors. IFRS 16 accounting changes accounted for a positive impact of €55m in Q2 (€110m in H1). OIBDA margin increased by 1.2 p.p. y-o-y in Q2 (+0.3 p.p. in H1).
CapEx amounted to €409m, up 2.0% y-o-y in H1 19 and reflects continued investment in network capacity and customer experience. Operating cash flow (OIBDA-CapEx) increased by 10.0% y-o-y in the first half of the year.

TELEFÓNICA UK
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg				April - June		% Chg

	2019	2018	Reported		Organic		2019	2018	Reported		Organic

Revenues	3,411	3,223	5.8		5.1		1,720	1,638	5.1		4.8
Mobile service revenues	2,384	2,384	0.0		(0.7)		1,202	1,221	(1.6)		(1.8)
Data revenues	1,372	1,367	0.4		(0.4)		693	699	(0.8)		(1.1)
Handset revenues and other	1,027	840	22.3		21.4		518	417	24.5		24.2
Internal expenditure capitalised in fixed assets	75	62	20.6		19.7		38	33	13.0		12.7
Operating expenses	(2,394)	(2,402)	(0.3)		3.5		(1,193)	(1,221)	(2.3)		2.1
Supplies	(1,143)	(1,080)	5.8		8.3		(556)	(546)	1.9		7.6
Personnel expenses	(243)	(219)	10.9		10.1		(124)	(112)	11.0		10.7
Other operating expenses	(1,008)	(1,103)	(8.6)		(2.5)		(513)	(563)	(8.9)		(5.0)
Other net income (expense)	(49)	(5)	n.s.		n.s.		(26)	(1)	n.s.		n.s.
Gain (loss) on sale of fixed assets	9	0	n.s.		n.s.		9	(0)	c.s.		c.s.
Impairment of goodwill and other assets	—	—	—		—		—	—	—		—
Operating income before D&A (OIBDA)	1,052	879	19.6		6.4		548	450	21.9		9.2
OIBDA Margin	30.8%	27.3%	3.6	p.p.	0.3	p.p.	31.9%	27.5%	4.4	p.p.	1.2	p.p.
CapEx	409	987	(58.5)		2.0		224	804	(72.1)		3.6
Spectrum	—	588	—		—		—	588	—		—
OpCF (OIBDA-CapEx)	642	(107)	c.s.		10.0		324	(354)	c.s.		14.5

Notes:
- January-June 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-June 2018 results reported under prior accounting IAS 17.
- OIBDA before management and brand fees.

TELEFÓNICA UK
ACCESSES
Unaudited figures (Thousands)
	2018				2019

	March	June	September	December	March	June	% Chg

Fixed telephony accesses (1)	285.8	296.1	301.3	306.9	309.3	310.9	5.0
Internet and data accesses	25.7	26.6	27.7	28.1	28.4	28.5	7.1
Broadband	25.7	26.6	27.7	28.1	28.4	28.5	7.1
Mobile accesses	24,775.3	24,758.7	24,821.4	25,044.1	25,056.2	25,396.5	2.6
Prepay	8,959.1	8,858.3	8,804.0	8,742.6	8,534.6	8,482.6	(4.2)
Contract	15,816.2	15,900.3	16,017.4	16,301.4	16,521.6	16,913.9	6.4
M2M	3,370.1	3,411.7	3,408.3	3,578.0	3,785.2	4,149.1	21.6
Wholesale accesses	7,247.1	7,340.0	7,457.2	7,599.2	7,690.1	7,865.3	7.2
Mobile wholesale accesses	7,247.1	7,340.0	7,457.2	7,599.2	7,690.1	7,865.3	7.2
Total accesses	32,334.0	32,421.4	32,607.6	32,978.3	33,084.0	33,601.3	3.6
(1) Includes fixed wireless and VoIP accesses.

MOBILE ACCESSES
Unaudited figures (Thousands)
	2018				2019

	March	June	September	December	March	June	% Chg

Retail mobile accesses	24,775.3	24,758.7	24,821.4	25,044.1	25,056.2	25,396.5	2.6
Wholesale mobile accesses	7,247.1	7,340.0	7,457.2	7,599.2	7,690.1	7,865.3	7.2

Total mobile accesses	32,022.4	32,098.6	32,278.6	32,643.2	32,746.3	33,261.8	3.6

SELECTED OPERATIONAL DATA
Unaudited figures
	2018				2019

	March	June	September	December	March	June	% Chg

Contract percentage (%)	63.8%	64.2%	64.5%	65.1%	65.9%	66.6%	2.4 p.p.
Smartphones ('000)	15,917.8	15,979.7	15,824.1	16,302.8	16,325.0	16,523.4	3.4
Smartphone penetration (%)	77.2%	77.8%	76.8%	79.0%	79.8%	80.9%	3.2	p.p.
LTE ('000)	12,773.3	12,500.3	13,362.6	13,502.1	13,728.1	14,110.4	12.9
LTE penetration (%)	59.7%	58.6%	62.4%	62.9%	64.5%	66.4%	7.9	p.p.
Mobile churn (quarterly)	1.9%	1.9%	2.1%	1.9%	1.9%	1.7%	(0.2 p.p.)
Contract (1)	1.0%	1.0%	1.0%	1.0%	0.9%	0.9%	(0.1 p.p.)
Mobile churn (cumulative YTD)	1.9%	1.9%	2.0%	1.9%	1.9%	1.8%	(0.1 p.p.)
Contract (1)	1.0%	1.0%	1.0%	1.0%	0.9%	0.9%	(0.1 p.p.)
Mobile ARPU (EUR)(cumulative YTD)	14.7	15.0	15.1	15.1	14.6	14.7	3.0
Prepay	6.8	6.9	7.1	7.1	7.2	7.4	5.6
Contract (1)	24.2	24.7	24.8	24.6	23.7	23.8	4.5
Mobile data traffic (TB) (cumulative YTD)	126,797	274,846	442,731	613,219	177,868	381,754	38.9
Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1) Excludes M2M.

05
TELEFÓNICA BRASIL
(y-o-y changes in organic terms)

Telefónica Brasil maintained its strategy of creating sustainable value. The growth in mobile contract and fibre accesses, coupled with the efficiencies associated with the digitalisation process, translated into a 40.8% OIBDA margin and a 12.7% annual increase in Free Cash Flow (under Telefonica Brasil reporting criteria) in the first half of the year. Revenues in the quarter showed lower sequential growth in the mobile contract segment (affected by intense competition and different phasing in tariff increases vs. those of the previous year), although these were partially offset by better performance in both prepay and fixed revenues. In the second half of the year, service revenues are expected to improve on better mobile contract and fixed.
Quality of mobile accesses continued increasing due to the solid growth seen in both mobile contract (+9% y-o-y) and LTE (+15% y-o-y), translating into 1.5% annual growth in total mobile ARPU in the quarter. Contract net additions in the quarter amounted to 692k, higher than in the previous quarter (616k), despite the lower activity registered in M2M. On the other hand, the evolution in prepay accesses is still affected by the general market downward trend and ongoing migrations to contract; however, the improvement seen since the change in the commercial offering and tariff increases implemented last quarter was maintained, and led to a 5.3% higher y-o-y ARPU (+11 p.p. vs. the previous quarter).
As of May 2019, market leadership was maintained in both contract (40.0% market share) and total accesses (32.2%), thanks to the network quality leadership recently reiterated by "P3 connect test".
The transformation process is continuing in the fixed business, with acceleration in deployment and connection of FTTH. Premises passed reached 9.5m after passing 2.0m in the last 12 months (0.5m in the quarter) and connections reached 2.2m accesses (+38% y-o-y). More effective fibre deployment and the growing service demand prompted further growth in uptake levels already reaching 23% (+2 p.p y-o-y). Broadband accesses dropped 3%, affected by the loss of copper and ADSL lines, although ARPU posted further solid y-o-y growth of 16.0% in the quarter.
IPTV accesses rose 33% y-o-y after posting 31k net additions in the quarter (+69k in the first half of the year). As for the mobile and broadband businesses, the increased quality in accesses in pay TV was shown by a 5.5% y-o-y ARPU increase in the quarter.
Revenues in the quarter (€2,467m) continued posting y-o-y growth (+0.4%; 5,030m, +1.1% in the first half ) thanks to mobile service revenues and handset sales (+31.9% vs. +42.3% in the first half).
Excluding regulatory impacts, service revenues would have grown 1.4% and 2.2% in the quarter and half year, respectively.
Mobile revenues rose 2.3% y-o-y (+3.5% in the first half of the year). Mobile service revenues grew 0.1% (+0.8% in the first half) underpinned by the growth in contract accesses and the application of the “more for more” strategy. Annual growth slowed down due to intense competition and different phasing in tariff increases vs. the previous year (contract revenues +3.7% y-o-y in the quarter, +5.9% in the first half ). This was partially offset by the improvement seen in prepay revenues (-6.9% in the quarter, -12.6% y-o-y in the first half) and despite the fact that consumption levels in the Brazilian economy have not yet improved.
Fixed revenues (-2.8% y-o-y in the quarter) improve sequentially (-3.0% y-o-y in H1) thanks to the gradual business transformation, that translated into 6 p.p. increase in the weight of FBB and new services and Pay TV over total fixed revenues to 65% in the quarter. Business performance continued affected by the fall in voice (-6 p.p. y-o-y impact in both the quarter and H1) and by the impact of regulation (-2 p.p. y-o-y in the quarter and in the first half).
Operating expenses (€1,500m in the quarter) rose by 0.4% y-o-y (+1.4% in the first half), with y-o-y trend improving by 1.9 p.p. vs. the previous quarter (and compared to 4.6% inflation in the last 12 months) thanks to the company's digitalisation efforts and despite the strong growth in handset consumption (+37.2% in the quarter, +46.3% in the first half).

Supplies (€405m) dropped by 2.2% y-o-y due to lower interconnections costs, reversing the trend against the previous quarter (+14.0% in 1Q; +5.4% in the first half) due to lower growth in handset consumption. Personnel expenses (€250m) fell by 0.3% in the quarter (-2.3% in the first half of the year), positively impacted by staff restructuring seen in previous periods. Other operating costs (€845m) rose 2.3% y-o-y in the quarter (+0.1% in the first half) due to higher network and systems expenses partially offset by lower call center, billing and collections, advertising and back office expenses which were all positively impacted by the Company's digitalisation process.
Thus, OIBDA amounted to €1,001m (impacted by €108m resulting from changes arising from the adoption of IFRS 16, €214m in H1) and fell by 0.6% in the quarter (€2,050m, +1.2% in the first half). OIBDA margin in the quarter was 40.6% (-0.4 p.p. y-o-y; 40.8% in the first half, stable y-o-y).
CapEx in the first half of the year amounted to €934m (+10.0% y-o-y), mainly allocated to FTTH deployment (21 new cities deployed in H1) and the expansion of the 4G network to 3,166 cities (88% of the population; +2 p.p. y-o-y). Capex in the quarter accounted for 19% of revenues (+2 p.p. y-o-y).
Thus, operating cash flow amounted to €1,117m in the first half of the year, down 6.6% due to the higher investment effort above mentioned.

TELEFÓNICA BRASIL
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg		April - June		% Chg

	2019	2018	Reported	Organic	2019	2018	Reported	Organic

Revenues	5,030	5,227	(3.8)	1.1	2,467	2,522	(2.2)	0.4
Mobile Business	3,236	3,285	(1.5)	3.5	1,582	1,589	(0.4)	2.3
Mobile service revenues	2,953	3,076	(4.0)	0.8	1,439	1,476	(2.5)	0.1
Data revenues	2,427	2,396	1.3	6.4	1,179	1,157	1.9	4.9
Handset revenues	283	209	35.4	42.3	143	112	27.7	31.9
Fixed Business	1,794	1,943	(7.7)	(3.0)	885	934	(5.3)	(2.8)
FBB and new services (1)	936	898	4.3	9.6	467	440	6.2	9.2
Pay TV	216	229	(5.7)	(0.9)	106	111	(4.4)	(1.8)
Voice & access revenues	642	816	(21.4)	(17.4)	312	384	(18.7)	(16.6)
Internal expenditure capitalised in fixed assets	73	61	19.5	25.5	40	31	30.3	33.8
Operating expenses	(3,052)	(2,973)	2.6	1.4	(1,500)	(1,233)	21.7	0.4
Supplies	(845)	(1,033)	(18.2)	5.4	(405)	(530)	(23.5)	(2.2)
Personnel expenses	(499)	(575)	(13.1)	(2.3)	(250)	(295)	(15.3)	(0.3)
Other operating expenses	(1,707)	(1,365)	25.0	0.1	(845)	(408)	107.1	2.3
Other net income (expense)	(11)	(58)	(80.2)	c.s.	(7)	(43)	(83.4)	c.s.
Gain (loss) on sale of fixed assets	12	(2)	c.s.	c.s.	2	(1)	c.s.	c.s.
Impairment of goodwill and other assets	0	1	c.s.	c.s.	0	(1)	(80.5)	(78.0)
Operating income before D&A (OIBDA)	2,050	2,257	(9.1)	1.2	1,001	1,275	(21.5)	(0.6)
OIBDA Margin	40.8%	43.2%	(2.4 p.p.)	0.0 p.p.	40.6%	50.5%	(10.0 p.p.)	(0.4 p.p.)
CapEx	934	892	4.7	10.0	538	504	6.8	10.3
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	1,117	1,365	(18.2)	(6.6)	463	771	(39.9)	(13.5)

Notes:
- January-June 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-June 2018 results reported under prior accounting IAS 17.
- OIBDA before management and brand fees.
(1) Includes broadband connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA BRASIL
ACCESSES
Unaudited figures (Thousands)
	2018				2019

	March	June	September	December	March	June		% Chg

Final Clients Accesses	97,905.1	97,897.8	96,817.2	95,287.2	95,091.7	94,458.3		(3.5)
Fixed telephony accesses (1)	13,679.5	13,459.7	13,209.6	13,004.6	12,557.9	11,891.0		(11.7)
Internet and data accesses	7,544.9	7,569.9	7,583.4	7,564.7	7,493.2	7,371.7		(2.6)
Broadband	7,476.6	7,489.9	7,502.6	7,485.2	7,414.4	7,297.1		(2.6)
FTTx/Cable	4,643.2	4,791.7	4,917.3	4,991.1	5,031.5	5,041.1		5.2
Mobile accesses	75,089.3	75,253.9	74,423.6	73,151.3	73,519.1	73,735.3		(2.0)
Prepay	37,599.0	36,827.1	35,017.0	32,754.4	32,506.2	32,030.2		(13.0)
Contract	37,490.3	38,426.8	39,406.7	40,396.9	41,012.8	41,705.1		8.5
M2M	6,664.9	7,105.5	7,628.7	8,203.3	8,674.5	9,115.8		28.3
Pay TV	1,591.5	1,614.3	1,600.5	1,566.6	1,521.5	1,460.2	—	(9.5)
Total Accesses T. Brasil	97,919.1	97,912.7	96,832.0	95,302.0	95,106.4	94,472.8		(3.5)
(1) Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA
Unaudited figures
	2018				2019

	March	June	September	December	March	June	% Chg

Contract percentage (%)	49.9%	51.1%	52.9%	55.2%	55.8%	56.6%	5.5	p.p.
Smartphones ('000)	56,291.8	57,636.1	58,725.5	57,834.5	56,282.3	55,157.2	(4.3)
Smartphone penetration (%)	83.8%	86.0%	89.3%	90.4%	88.1%	86.5%	0.5	p.p.
LTE ('000)	37,566.4	39,404.1	40,325.9	41,103.8	42,956.1	45,192.4	14.7
LTE penetration (%)	54.9%	57.8%	60.4%	63.3%	66.2%	69.9%	12.1	p.p.
Mobile churn (quarterly)	3.1%	3.0%	3.7%	4.1%	3.2%	3.4%	0.4 p.p.
Contract (1)	1.6%	1.8%	1.9%	1.7%	1.7%	1.8%	0.0 p.p.
Mobile churn (cumulative YTD)	3.1%	3.0%	3.3%	3.5%	3.2%	3.3%	0.2 p.p.
Contract (1)	1.6%	1.7%	1.8%	1.7%	1.7%	1.8%	0.1 p.p.
Mobile ARPU (EUR)(cumulative YTD)	7.0	6.6	6.4	6.4	6.7	6.5	2.0
Prepay	3.2	3.0	2.8	2.8	2.8	2.8	(0.7)
Contract (1)	13.0	12.4	11.9	11.9	12.2	11.8	(1.2)
Mobile data traffic (TB) (cumulative YTD)	228,836	477,228	777,616	1,110,125	381,864	781,043	63.7

Fixed telephony ARPU (EUR) (cumulative YTD)	10.3	9.8	9.3	9.1	8.4	8.4	(10.2)
Pay TV ARPU (EUR) (cumulative YTD)	24.7	23.9	23.3	23.5	23.8	23.7	4.3
Broadband ARPU (EUR) (cumulative YTD)	13.2	12.7	12.6	13.0	14.0	14.0	15.2
Fixed data traffic (TB) (cumulative YTD)	4,838,067	10,190,227	15,949,403	21,954,704	6,201,789	12,436,560	22.0

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1) Excludes M2M.

06
TELEFÓNICA HISPAM SUR
(y-o-y changes in organic terms)

Hispam Sur's second quarter results showed improved trends in revenue (+17.6% y-o-y vs. +15.2% in 1Q, mainly due to better mobile service revenues in Argentina and Peru) and OIBDA growth (+18.6% vs. +7.0% in Q1, with growth in all the countries of the region). These good results are underpinned by the better quality of the customer base (higher penetration of contract accesses, FTTx and Pay TV) by the progressive tariff update in Argentina and the continued digitalisation process.
Contract mobile accesses rose 1% despite the disconnection of 273k inactive accesses in Peru in March 2019. Contract net additions were positive again for the seventh consecutive quarter (+96k, +142k in H1 excluding the above mentioned disconnection), with Argentina standing out, reversing the net loss seen in the previous quarter (+67k, -6k in H1). Contract penetration increased to 41% (+2 p.p. y-o-y) and LTE to 41% (+8 p.p. y-o-y).
In the fixed business, FTTx and cable network rollout climbed to 9.2m of premises passed (+1.8m premises passed in the last twelve months, +395k in the second quarter). Connected accesses totalled 2.8m after connecting 159k in the quarter, an uptake of 31%, +3 p.p. y-o-y thanks to the high service demand and despite faster deployment. Pay TV accesses amounted to 2.3m (+5% y-o-y) thanks to the growth seen in Peru and the launch of the service in Argentina last October, and despite deprioritising the DTH service in the region. Users of "Movistar Play" (Telefónica's differential OTT service) amount to 791k and is available in all countries in the region after the service was launched in Argentina last March.
Revenues for April-June amounted to €1,743m, up 17.6% y-o-y (+16.4% in the first half of the year) due to mobile service revenues, +17.8% y-o-y (+16.5% in January-June), and it is worth highlighting: i) the improvement seen in Peru (+0.8 p.p. vs. Q1 y-o-y), due to the tariffs update in the fixed business and the good performance of the convergent product and ii) the acceleration in Argentina. Handset revenues maintained a strong pace of growth at +16.0% (+15.8% in the first half).
Operating expenses increased 19.3% y-o-y (+19.2% in the first half) due to higher personnel expenses in Argentina (as a result of inflation) partially offset by lower interconnection expenses following regulatory changes in Chile and Peru.
OIBDA (€495m in Q2; positively impacted by €19m as a result of changes arising from the adoption of IFRS 16, €58m in H1) grew 18.6% y-o-y in the quarter (+12.7% in the first half), showing improved performance mainly in Argentina and Peru. Capital gains were registered from the sale of towers in Peru to Telxius (€18m, subsequently eliminated at group level as it is an intra-group transaction). Excluding this positive impact, OIBDA would improve the y-o-y trend in the region, with OIBDA in Peru remaining stable for the last three quarters.
OIBDA margin was 28.4% (+0.2 p.p. y-o-y; 27.9% in H1, -0.9 p.p. y-o-y).
CapEx amounted to €493m in H1 (+14.2% y-o-y), mainly allocated to the deployment of the 4G network and FTTx and cable networks. CapEx accounted for 15% of revenues in H1 (stable y-o-y). Operating cash flow (OIBDA-CapEx) totalled €443m in the first half (+11.0% y-o-y).

Telefónica Argentina continued showing high revenue and OIBDA growth levels in the second quarter of 2019 (+47.8% and +35.1% y-o-y respectively) thanks to the increase in value accesses, gradual update in tariffs and handset sales, and despite negative impacts from inflation and the depreciation of the peso on operating expenses.
Reported results for January-June 2019 were affected by the accounting treatment of Argentina as a hyperinflationary economy, impacting in reported terms: revenues (Q2: +€88m; H1: +€53m); OIBDA (Q2: +€8m; H1: -€12m); CapEx (Q2: +€9m; H1: +€3m).
Mobile accesses (18.4m) fell by 2% y-o-y due to the decline in prepay (-4%), negatively impacted by the obligation to identify prepay users since March 2018 (no significant impact on revenues). However, the number of accesses that recharge frequently increased (+27k in the quarter). In contract, accesses increased 1% after showing positive net additions in the quarter (+67k; -6k in H1), with positive portability. LTE accesses grew by 16% y-o-y and penetration reached 44% (+7 p.p. y-o-y), while 4G coverage reached 86%.

Retail broadband accesses (1.4m) declined by 10% affected by the loss of copper accesses due to the focus on fibre deployment. Accesses connected to FTTx networks increased by 1.5x y-o-y to 532k in June (37k connected in the quarter), of which 461k connected with FTTH after increasing the number of premises passed to 2.4m (1.9m passed with FTTH). Pay TV accesses stood at 91.6k with quarterly net additions of 32k after the launch of the service in October, boosting the value of the fibre network.
Likewise, "Movistar Play" (launched in March) remained as a differential element in the fixed and mobile offer, with 169k active users to June.
Revenues totalled €671m in April-June and grew by 47.8% y-o-y (€1,214m in January-June, +44.0%); improving by 7,8 p.p. vs Q1, mainly due to the favourable schedule of tariffs updates and higher handset sales. Mobile service revenues (€349m in Q2) increased by 35.7% y-o-y (+34.4% in H1) leveraged on ARPU increase (+37.3% y-o-y) and the increase in contract and LTE accesses. Handset revenues rose by 52.7% y-o-y (+41.0% in H1) as a result of increased commercial activity. Fixed revenues (€251m) grew by 65.4% y-o-y on tariffs updates, contracts denominated in USD, the growth in fibre and the TV revenues since the service was launched in October.
Operating expenses (€498m in the quarter) rose by 53,7% y-o-y (€906m; +52,8% in H1), affected by the impact of the peso depreciation and inflation (mainly on personnel expenses and energy) and by higher commercial expenses.
OIBDA in the quarter totalled €181m, €325m in H1 (positively impacted by €7m in Q2 following IFRS 16 adoption; +€16m in H1), accelerating its growth vs the previous quarter (+35.1% y-o-y vs. +17.4% in Q1 19). OIBDA margin stood at 26.9% (-2.7 p.p. y-o-y; +0,3 p.p. sequentially).
CapEx amounted to €175m in January-June, 14% of sales vs. 17% in H1 18, mainly allocated to fibre and 4G expansion, and to the launch of the TV service. Operating cash flow (OIBDA-CapEx) totalled €150m in June (+29.8% y-o-y).

Telefónica Chile once again improved its service revenue y-o-y trend (-3.4% in Q2 vs. -3.8% in Q1; excluding regulatory impact, -0.3% in Q2 vs. -1.8% in Q1), whilst fixed revenues grew for the first time in the last 10 quarters, thanks to the focus on high value customers which continued showing solid y-o-y growth in both contract and FTTH.
Mobile accesses totalled 8.0m (-9% y-o-y) and increased their quality with positive contract net additions of +17k in Q2 (+64k in H1), +8% y-o-y, and penetration increasing 7 p.p. y-o-y to 46%. Prepaid accesses decreased by 20% on further migrations to contract and competitive intensity. LTE accesses increased by 14% y-o-y (penetration of 43%; +9 p.p. y-o-y).
Retail broadband accesses amounted to 1.1m (-3% y-o-y). Focus remained on FTTH deployment with 1.4m premises passed (+74% y-o-y; +136k premises passed in the quarter) and 459k accesses connected by June (x2 y-o-y, +47k connected in the quarter). IPTV accesses increased by 44% y-o-y and Pay TV accesses stood at 594k (-13% y-o-y, on lower focus on DTH service).
Revenues totalled €487m in Q2 (-3.8%; €986m and -3.3% in H1) and were affected by regulation (which had a negative impact of -2.7 p.p. and -2.2 p.p. on Q2 and H1 y-o-y change, respectively). Fixed revenues (€214m) reversed the trend and grew by 1.1% in Q2 (-0.4% in H1) on fibre's good performance (x2.1 y-o-y), improvement in broadband ARPU (+3.9% y-o-y; +4.5 p.p. vs. Q1) and IT cloud and security revenues evolution. Mobile service revenues (€206m) decreased by 7.8% y-o-y (-6.6% in H1) affected by regulation (-2.0% in Q2 and -1.8% in H1 ex-regulation) and prepaid evolution, though were partially offset by contract growth. Handset revenues (€67m) were down 5.9% y-o-y (-1.8% in H1) as a result of the lower commercial activity.
Operating expenses (€325m in Q2) decreased by 5.4% y-o-y (€663m and -4.7% in H1) on implemented efficiency and digitalization measures, lower commercial expenses and lower termination expenses thanks to the positive impact of changes in regulation.
OIBDA (€170m in Q2 and €338m in H1, positively impacted by €20m in Q2 following IFRS 16 adoption; €39m in H1) was down by 1.9% y-o-y in Q2 and by 1.0% in H1, though it would have remained virtually stable in both periods when excluding regulation impacts. OIBDA margin stood at 34.8% in Q2 (+0.6 p.p. y-o-y; +0.7 p.p. in H1).
CapEx amounted to €182m in H1 (+11.4% y-o-y) and represented 18% of revenues (+2.4 p.p. y-o-y), mainly allocated to the expansion of 4G and fibre networks. It should be noted that the y-o-y change and weight on revenues for the first half of the year cannot be extrapolated to the full year, given the different execution levels of investment in both years. Operating cash flow (OIBDA-CapEx) totalled €156m in June (-15.6% y-o-y).

In the second quarter of 2019, Telefónica Perú maintained its focus on value growth, leading to a gradual improvement in revenue trend (-0.9% y-o-y vs. -1.7% in Q1) despite the competitive environment, negative regulatory impact (57% cut in mobile termination rate from 1 January) and the slowdown in handset sales growth. OIBDA, excluding capital gains from the sale of towers in May (+€18m), remained stable over the last 3 quarters.
Furthermore, it is noteworthy the start of operations in May of "Internet para Todos" (Internet for Everyone), a wholesale rural mobile infrastructure operator, through which Telefónica, along with partners such as Facebook, BID Invest and CAF, aims to bring mobile broadband to remote populations under an economically sustainable business model based on open access principles and new technologies.
Mobile accesses (13.0m) declined by 7% y-o-y (excluding the disconnection of 273k inactive contract accesses with no impact on revenues) due to the decline in prepay (-9%), in line with the general trend in the market, due to contract migrations, competition intensity and the blocking of handsets with invalid identification numbers imposed by the regulator. Contract accesses increased by 2% (excluding the aforementioned disconnection), registering 10k new accesses in the quarter (+77k in H1) thanks to Telefónica's differential offer (strengthened since the launch of Movistar Play and Movistar Total). Contract penetration increased to 36% (+1 p.p. y-o-y) and LTE to 36% (10 p.p.; 75% coverage).
Retail broadband accesses (2.0m) grey by 11% y-o-y with quarterly net additions of 39k (+108k in H1). Moreover, worth highlighting the growth in FTTx and cable accesses (+30%; 1.7m connected; 1.6m connected with FTTH and cable). Premises passed with FTTx and cable rose to 4.6m after passing 439k homes in the last 12 months (147k in Q2). Pay TV accesses (1.6m) grew by 7% y-o-y with 18k net additions in the quarter (+54k in H1).
Movistar Total, convergent offer that integrates fixed voice, broadband, mobile and pay TV services in a single product, already has 92k customers, with an average of 1.4 mobile lines per user.
Likewise, the impulse of the Movistar Play OTT service remained as a differential element in the fixed and mobile offer with 467k active accesses as of June.
Revenues in the quarter totalled €535m (-0.9% y-o-y vs. -1.7% in Q1 19; €1,053m, -1.3% in H1) and would have grown by 1.4% excluding the regulatory impact, as a consequence of fixed revenues and handset sales (+3.4% en April-June; +11.0% in January-June), that offset the decrease in prepay. Mobile service revenues (€178m) decreased by -11.6% y-o-y (-10.6% in H1) although they slightly improve their y-o-y trend (-11.8% in Q1 19). Fixed business revenues in the quarter (€274m) grew by 2.1% y-o-y (+2.3% in H1) thanks to April tariffs update and the well received Movistar Total convergent offer, and the increase in broadband and new service revenues (+8.6% y-o-y; +7.8% in H1).
Operating expenses (€443m) in Q2 increased by 3.1% (€866m; +1.9% in H1) on the commercial activity increase.
Thus, OIBDA in the quarter amounted to €125m and €232m in January-June (-€9m negative impact on IFRS 16 adoption; +€3m in H1) and grew by +15.1% y-o-y (+4.2% in January-June), positively impacted by the capital gain from the sale of telecommunications towers to Telxius on 31 May (€18m, subsequently eliminated at group level as it was an intragroup transaction), although it has remained stable over the last 3 quarters excluding this capital gain. OIBDA margin stood at 23.4% (+3.5 p.p. y-o-y) and at 22.1% in H1 (+1.1 p.p.).
CapEx in January-June (€126m; -1.2% y-o-y), accounted for 12% of revenues (stable vs. H1 18) and was focused on deploying 4G mobile network, fibre and cable networks as well as on improving service quality. Operating cash flow (OIBDA- CapEx) stood at €106m (+11.7% y-o-y).

TELEFÓNICA HISPAM SUR
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)	January - June		% Chg		April - June		% Chg
	2019	2018	Reported	Organic	2019	2018	Reported	Organic

Revenues	3,355	3,631	(7.6)	16.4	1,743	1,798	(3.1)	17.6
Telefónica Argentina	1,214	1,458	(16.7)	44.0	671	703	(4.6)	47.8
Telefónica Chile	986	1,051	(6.2)	(3.3)	487	525	(7.2)	(3.8)
Telefónica Perú	1,053	1,019	3.4	(1.3)	535	518	3.2	(0.9)
Telefónica Uruguay	110	111	(1.5)	6.2	54	56	(3.4)	5.7
Others & eliminations	(8)	(7)	2.1	62.0	(4)	(3)	8.7	58.8

Service revenues	2,918	3,183	(8.3)	16.5	1,519	1,572	(3.3)	17.8
Telefónica Argentina	1,097	1,315	(16.6)	44.3	602	633	(4.9)	47.3
Telefónica Chile	840	898	(6.5)	(3.6)	420	451	(6.8)	(3.4)
Telefónica Perú	890	878	1.3	(3.3)	453	442	2.4	(1.6)
Telefónica Uruguay	99	99	(0.5)	7.3	48	49	(2.2)	6.9
Others & eliminations	(8)	(7)	2.1	59.2	(4)	(3)	9.0	62.0

OIBDA	936	1,024	(8.6)	12.7	495	507	(2.5)	18.6
Telefónica Argentina	325	463	(29.7)	26.4	181	218	(17.2)	35.1
Telefónica Chile	338	312	8.5	(1.0)	170	158	7.3	(1.9)
Telefónica Perú	232	210	10.8	4.2	125	111	12.4	15.1
Telefónica Uruguay	41	41	0.9	7.0	20	20	(0.2)	7.1
Others & eliminations	—	—	—	—	(0)	—	—	—

CapEx	493	553	(10.9)	14.2	250	302	(17.1)	(1.6)
Telefónica Argentina	175	254	(31.2)	23.3	86	130	(34.3)	3.0
Telefónica Chile	182	168	8.1	11.4	94	91	2.2	5.9
Telefónica Perú	126	122	3.5	(1.2)	65	74	(12.5)	(16.3)
Telefónica Uruguay	11	10	14.0	23.0	6	6	6.1	15.7
Others & eliminations	—	—	—	—	0	—	—	—

Spectrum	3	6	(51.3)	(13.8)	3	—	—	—
Telefónica Argentina	3	6	(51.3)	(13.8)	3	—	—	—
Telefónica Chile	—	—	—	—	—	—	—	—
Telefónica Perú	—	—	—	—	—	—	—	—
Telefónica Uruguay	—	—	—	—	—	—	—	—
Others & eliminations	—	—	—	—	—	—	—	—

OpCF (OIBDA-CapEx)	443	471	(6.0)	11.0	244	205	19.0	48.3
Telefónica Argentina	150	208	(27.8)	29.8	95	88	8.2	81.5
Telefónica Chile	156	144	8.9	(15.6)	76	67	14.2	(12.7)
Telefónica Perú	106	88	20.9	11.7	60	37	62.0	78.3
Telefónica Uruguay	30	31	(3.2)	2.1	14	14	(2.9)	3.5
Others & eliminations	—	—	—	—	(0)	—	—	—

Notes:
- January-June 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-June 2018 results reported under prior accounting IAS 17.
- OIBDA before management and brand fees.
- Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.

TELEFÓNICA HISPAM SUR
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg		April - June		% Chg
	2019	2018	Reported	Organic	2019	2018	Reported	Organic

Revenues	3,355	3,631	(7.6)	16.4	1,743	1,798	(3.1)	17.6
Mobile Business	1,948	2,209	(11.8)	13.1	1,003	1,089	(7.9)	13.3
Mobile service revenues	1,511	1,760	(14.2)	12.4	779	863	(9.6)	12.6
Data revenues	988	1,073	(7.9)	31.4	502	538	(6.6)	27.3
Handset revenues	437	449	(2.6)	15.8	224	227	(1.3)	16.0
Fixed Business	1,404	1,423	(1.3)	21.2	738	709	4.1	23.8
FBB and new services revenues (1)	769	756	1.7	30.7	401	375	6.8	33.7
Pay TV revenues	271	269	0.9	1.2	138	136	1.5	2.5
Voice & access revenues	365	398	(8.4)	16.6	200	198	0.8	19.8
Internal expenditure capitalised in fixed assets	33	37	(11.0)	5.0	16	19	(15.1)	(5.2)
Operating expenses	(2,499)	(2,673)	(6.5)	19.2	(1,298)	(1,331)	(2.5)	19.3
Supplies	(914)	(1,044)	(12.4)	8.4	(462)	(531)	(13.0)	5.5
Personnel expenses	(482)	(516)	(6.5)	29.4	(248)	(245)	1.1	28.1
Other operating expenses	(1,102)	(1,113)	(1.0)	24.6	(588)	(554)	6.1	28.5
Other net income (expense)	21	26	(22.1)	4.7	8	18	(56.2)	(46.4)
Gain (loss) on sale of fixed assets	27	2	n.s.	n.s.	26	3	n.s.	n.s.
Impairment of goodwill and other assets	—	—	—	—	—	—	—	—
Operating income before D&A (OIBDA)	936	1,024	(8.6)	12.7	495	507	(2.5)	18.6
OIBDA Margin	27.9%	28.2%	(0.3 p.p.)	(0.9 p.p.)	28.4%	28.2%	0.2 p.p.	0.2 p.p.
CapEx	493	553	(10.9)	14.2	250	302	(17.1)	(1.6)
Spectrum	3	6	(51.3)	(13.8)	3	—	—	—
OpCF (OIBDA-CapEx)	443	471	(6.0)	11.0	244	205	19.0	48.3
Notes:
- January-June 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-June 2018 results reported under prior accounting IAS 17.
- OIBDA before management and brand fees.
- Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.
(1) Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA HISPAM SUR
ACCESSES
Unaudited figures (Thousands)
	2018				2019

	March	June	September	December	March	June	% Chg

Final Clients Accesses	57,783.3	57,531.8	56,723.6	56,889.9	55,788.5	54,997.2	(4.4)
Fixed telephony accesses (1)	7,811.1	7,684.6	7,549.9	7,435.2	7,301.3	7,097.8	(7.6)
Internet and data accesses	4,611.4	4,648.1	4,675.4	4,669.7	4,677.4	4,655.5	0.2
Broadband	4,492.4	4,528.3	4,554.9	4,549.5	4,553.7	4,531.8	0.1
FTTx/Cable	1,829.2	2,089.2	2,285.8	2,490.8	2,669.8	2,828.4	35.4
Mobile accesses	43,276.3	43,042.8	42,324.7	42,575.1	41,564.8	40,976.4	(4.8)
Prepay	26,973.7	26,386.8	25,504.3	25,571.6	24,788.4	24,104.3	(8.7)
Contract (2)	16,302.6	16,655.9	16,820.4	17,003.5	16,776.4	16,872.1	1.3
M2M	1,240.2	1,339.4	1,396.2	1,457.7	1,504.1	1,567.3	17.0
Pay TV	2,084.6	2,156.4	2,173.5	2,209.9	2,244.9	2,267.5	5.2
Total Acceses Hispam Sur	57,808.9	57,556.0	56,747.9	56,913.1	55,810.5	55,019.6	(4.4)
(1) Includes fixed wireless and VoIP accesses.(2) Includes the disconnection of 273 thousand inactive contract accesses in Peru in the first quarter 2019.

SELECTED OPERATIONAL DATA
Unaudited figures	2018				2019

	March	June	September	December	March	June	% Chg

Contract percentage (%)	37.7%	38.7%	39.7%	39.9%	40.4%	41.2%	2.5	p.p.
Smartphones ('000)	21,331.4	21,507.3	21,056.7	21,370.3	21,208.8	21,033.6	(2.2)
Smartphone penetration (%)	51.4%	52.2%	52.1%	52.6%	53.6%	54.0%	1.8	p.p.
LTE ('000)	13,713.1	13,777.7	14,694.1	15,980.2	16,175.7	16,317.8	18.4
LTE penetration (%)	32.6%	33.0%	36.0%	38.9%	40.4%	41.4%	8.4	p.p.

TELEFÓNICA ARGENTINA
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - June		% Chg		April - June		% Chg

	2019	2018	% Chg	% Organic Chg	2019	2018	% Chg	% Organic Chg

Revenues	1,214	1,458	(16.7)	44.0	671	703	(4.6)	47.8
Mobile Business	758	965	(21.4)	35.4	418	465	(10.1)	38.2
Mobile service revenues	641	822	(22.0)	34.4	349	395	(11.5)	35.7
Data revenues	480	529	(9.2)	69.9	247	263	(5.9)	64.0
Handset revenues	117	143	(18.3)	41.0	69	70	(2.0)	52.7
Fixed Business	453	493	(8.0)	59.9	251	238	5.6	65.4
FBB and new services (1)	262	293	(10.6)	67.3	139	140	(0.7)	72.4
Pay TV	5	—	—	—	3	—	—	—
Voice & access revenues	186	200	(7.1)	44.1	109	98	11.0	49.3
OIBDA	325	463	(29.7)	26.4	181	218	(17.2)	35.1
OIBDA margin	26.8%	31.7%	(4.9 p.p.)	(3.9 p.p.)	26.9%	31.0%	(4.1 p.p.)	(2.7 p.p.)
CapEx	175	254	(31.2)	23.3	86	130	(34.3)	3.0
Spectrum	3	6	(51.3)	(13.8)	3	—	—	—
OpCF (OIBDA-CapEx)	150	208	(27.8)	29.8	94.8	87.6	8.2	81.5

Notes:
- January-June 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-June 2018 results reported under prior accounting IAS 17.
- OIBDA is presented before management and brand fees.
- Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.
(1) Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES
Unaudited figures (Thousands)
	2018				2019

	March	June	September	December	March	June	% Chg

Final Clients Accesses	24,507.7	24,208.3	23,798.2	23,910.6	23,477.2	23,315.9	(3.7)
Fixed telephony accesses (1)	4,023.4	3,908.5	3,770.6	3,667.3	3,530.3	3,400.7	(13.0)
Fixed wireless	192.9	184.5	170.4	173.2	161.0	156.9	(15.0)
Internet and data accesses	1,648.5	1,613.3	1,579.9	1,546.1	1,497.8	1,453.5	(9.9)
Broadband	1,613.5	1,578.6	1,545.5	1,512.1	1,463.8	1,419.8	(10.1)
FTTx	294.7	353.2	416.9	468.6	495.1	531.9	50.6
Mobile accesses	18,835.8	18,686.5	18,446.3	18,666.8	18,389.8	18,370.1	(1.7)
Prepay	11,259.6	11,011.4	10,726.8	10,907.0	10,702.3	10,616.1	(3.6)
Contract	7,576.2	7,675.1	7,719.5	7,759.7	7,687.5	7,754.0	1.0
M2M	614.3	629.4	658.0	698.0	717.0	758.7	20.5
Pay TV	—	—	1.4	30.4	59.2	91.6	—
Total Accesses	24,528.1	24,227.4	23,817.1	23,928.3	23,493.5	23,332.2	(3.7)
(1) Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA
Unaudited figures
	2018				2019

	March	June	September	December	March	June	% Chg

Contract percentage (%)	40.2%	41.1%	41.8%	41.6%	41.8%	42.2%	1.1 p.p.
Smartphones ('000)	8,879.0	8,988.5	8,949.3	9,074.2	8,967.5	9,254.1	3.0
Smartphone penetration (%)	49.0%	50.1%	50.6%	50.8%	51.0%	52.8%	2.8 p.p.
LTE ('000)	6,673.1	6,714.7	6,751.7	7,647.0	7,759.0	7,807.6	16.3
LTE penetration (%)	36.6%	37.2%	38.0%	42.6%	43.9%	44.3%	7.1 p.p.
Mobile churn (quarterly)	3.2%	2.9%	2.6%	1.7%	2.7%	2.7%	(0.2 p.p.)
Contract (1)	1.1%	1.1%	1.3%	1.5%	2.1%	2.2%	1.1 p.p.
Mobile churn (cumulative YTD)	3.2%	2.9%	2.8%	2.5%	2.7%	2.7%	(0.2 p.p.)
Contract (1)	1.1%	1.1%	1.2%	1.3%	2.1%	2.1%	1.0 p.p.
Mobile ARPU (EUR)(cumulative YTD)	7.8	7.5	4.2	4.8	5.2	5.5	37.3
Prepay	2.4	2.4	1.3	1.5	1.5	1.5	22.5
Contract (1)	16.7	15.9	8.9	10.0	11.0	11.7	37.8
Mobile data traffic (TB) (cumulative YTD)	71,626	147,967	230,363	318,130	87,371	182,579	23.4

Fixed telephony ARPU (EUR) (cumulative YTD)	8.5	8.4	4.8	5.6	6.7	7.4	64.5
Pay TV ARPU (EUR) (cumulative YTD)	—	—	—	—	10.9	12.8	—
Broadband ARPU (EUR) (cumulative YTD)	18.1	17.1	9.4	11.1	13.5	14.6	59.9
Fixed data traffic (TB) (cumulative YTD) (2)	425,127	893,893	1,466,706	2,027,293	555,796	1,086,029	21.5
Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic Change.
- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1) Excludes M2M.
(2) Includes solely traffic related with FBB accesses, not Business customers.

TELEFÓNICA CHILE
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - June		% Chg		April - June		% Chg

	2019	2018	% Chg	% Organic Chg	2019	2018	% Chg	% Organic Chg

Revenues	986	1,051	(6.2)	(3.3)	487	525	(7.2)	(3.8)
Mobile Business	563	614	(8.2)	(5.4)	273	305	(10.6)	(7.3)
Mobile service revenues	418	461	(9.4)	(6.6)	206	231	(11.0)	(7.8)
Data revenues	227	238	(4.6)	(0.9)	111	119	(6.0)	(3.3)
Handset revenues	146	153	(4.7)	(1.8)	67	74	(9.3)	(5.9)
Fixed Business	422	437	(3.4)	(0.4)	214	220	(2.4)	1.1
FBB and new services (1)	233	221	5.3	8.5	120	112	7.4	11.3
Pay TV	105	118	(10.5)	(7.8)	53	59	(10.8)	(7.5)
Voice & access revenues	84	98	(14.4)	(11.8)	41	49	(14.8)	(11.7)
OIBDA	338	312	8.5	(1.0)	170	158	7.3	(1.9)
OIBDA margin	34.3%	29.7%	4.6 p.p.	0.7 p.p.	34.8%	30.1%	4.7 p.p.	0.6 p.p.
CapEx	182	168	8.1	11.4	94	91	2.2	5.9
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	156	144	8.9	(15.6)	76	67	14.2	(12.7)

Notes:
- January-June 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-June 2018 results reported under prior accounting IAS 17.
- OIBDA is presented before management and brand fees.
(1) Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES
Unaudited figures (Thousands)
	2018				2019
	March	June	September	December	March	June	% Chg

Final Clients Accesses	12,061.9	11,887.5	11,836.3	11,591.5	11,133.4	10,847.1	(8.8)
Fixed telephony accesses (1)	1,289.1	1,273.5	1,251.9	1,222.4	1,176.4	1,143.9	(10.2)
Internet and data accesses	1,141.9	1,151.0	1,156.1	1,150.2	1,133.8	1,117.4	(2.9)
Broadband	1,089.2	1,097.8	1,102.0	1,095.8	1,078.9	1,062.0	(3.3)
FTTx	379.0	421.5	475.1	522.9	556.0	587.1	39.3
Mobile accesses	8,957.4	8,783.8	8,758.8	8,567.5	8,201.1	7,991.7	(9.0)
Prepay	5,658.8	5,391.6	5,245.6	4,957.7	4,545.1	4,318.5	(19.9)
Contract	3,298.5	3,392.2	3,513.2	3,609.8	3,656.0	3,673.3	8.3
M2M	422.1	426.8	440.8	441.0	463.7	487.2	14.1
Pay TV	673.6	679.2	669.5	651.3	622.0	594.1	(12.5)
Total Accesses	12,067.0	11,892.6	11,841.7	11,597.0	11,139.0	10,853.3	(8.7)
(1) Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA
Unaudited figures
	2018				2019
	March	June	September	December	March	June	% Chg

Contract percentage (%)	36.8%	38.6%	40.1%	42.1%	44.6%	46.0%	7.3 p.p.
Smartphones ('000)	3,344.5	3,411.8	3,437.9	3,531.6	3,490.5	3,438.6	0.8
Smartphone penetration (%)	40.5%	42.2%	42.7%	44.9%	46.6%	47.3%	5.1 p.p.
LTE ('000)	2,700.0	2,823.9	3,035.2	3,207.0	3,237.8	3,213.4	13.8
LTE penetration (%)	31.6%	33.8%	36.5%	39.5%	41.8%	42.8%	9.0 p.p.
Mobile churn (quarterly)	3.4%	3.5%	2.9%	3.9%	4.2%	3.8%	0.3 p.p.
Contract (1)	2.2%	2.3%	2.3%	2.8%	2.8%	3.1%	0.8 p.p.
Mobile churn (cumulative YTD)	3.4%	3.5%	3.3%	3.4%	4.2%	4.0%	0.5 p.p.
Contract (1)	2.2%	2.3%	2.3%	2.5%	2.8%	2.9%	0.6 p.p.
Mobile ARPU (EUR)(cumulative YTD)	8.5	7.9	7.9	7.9	7.8	7.7	0.8
Prepay	2.3	2.2	2.2	2.1	1.8	1.6	(24.2)
Contract (1)	22.1	20.0	19.6	19.3	17.7	17.4	(10.3)
Mobile data traffic (TB) (cumulative YTD)	74,641	162,246	260,842	365,241	107,858	210,900	30.0

Fixed telephony ARPU (EUR) (cumulative YTD)	11.8	11.7	11.4	11.4	10.9	10.9	(4.8)
Pay TV ARPU (EUR) (cumulative YTD)	22.8	23.1	22.5	22.2	22.2	23.0	2.8
Broadband ARPU (EUR) (cumulative YTD)	17.1	17.1	16.7	16.5	16.6	16.8	1.7
Fixed data traffic (TB) (cumulative YTD) (2)	524,361	1,133,870	1,794,715	2,480,494	752,143	1,532,548	35.2
Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic Change .
- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1) Excludes M2M.
(2) Includes solely traffic related with FBB accesses, not Business customers.

TELEFÓNICA PERU
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - June		% Chg		April - June		% Chg
	2019	2018	% Chg	% Organic Chg	2019	2018	% Chg	% Organic Chg

Revenues	1,053	1,019	3.4	(1.3)	535	518	3.2	(0.9)
Mobile Business	520	522	(0.3)	(4.7)	260	265	(1.8)	(7.3)
Mobile service revenues	357	381	(6.3)	(10.6)	178	189	(5.6)	(11.6)
Data revenues	227	252	(9.8)	(13.9)	118	130	(9.2)	(12.8)
Handset revenues	164	141	16.2	11.0	82	76	7.9	3.4
Fixed Business	533	497	7.2	2.3	274	253	8.4	2.1
FBB and new services (1)	277	245	12.9	7.8	143	125	14.5	8.6
Pay TV	160	151	6.1	1.4	81	76	6.4	(2.0)
Voice & access revenues	96	101	(5.3)	(9.6)	50	52	(3.6)	(7.8)
OIBDA	232	210	10.8	4.2	125	111	12.4	15.1
OIBDA margin	22.1%	20.6%	1.5 p.p.	1.1 p.p.	23.4%	21.5%	1.9 p.p.	3.5 p.p.
CapEx	126	122	3.5	(1.2)	65	74	(12.5)	(16.3)
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	106	88	20.9	11.7	60	37	62.0	78.3

Notes:
- January-June 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-June 2018 results reported under prior accounting IAS 17.
- OIBDA is presented before management and brand fees.
(1) Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES
Unaudited figures (Thousands)
	2018				2019
	March	June	September	December	March	June	% Chg

Fixed telephony accesses (1)	2,498.6	2,502.6	2,527.5	2,545.4	2,594.6	2,553.2	2.0
Fixed wireless	84.6	84.7	85.2	85.4	85.4	85.4	0.8
Internet and data accesses	1,821.0	1,883.8	1,939.5	1,973.3	2,045.8	2,084.6	10.7
Broadband	1,789.7	1,852.0	1,907.4	1,941.5	2,010.9	2,049.9	10.7
FTTx/Cable	1,155.5	1,314.6	1,393.8	1,499.2	1,618.7	1,709.4	30.0
Mobile accesses	13,816.4	13,915.5	13,474.9	13,664.8	13,308.9	12,966.2	(6.8)
Prepay	9,093.0	9,038.0	8,597.2	8,744.0	8,594.4	8,241.7	(8.8)
Contract (2)	4,723.5	4,877.5	4,877.7	4,920.8	4,714.5	4,724.6	(3.1)
M2M	112.4	187.1	199.5	217.7	217.3	211.2	12.8
Pay TV	1,411.0	1,477.1	1,502.6	1,528.1	1,563.7	1,581.8	7.1
Total Accesses	19,547.1	19,779.1	19,444.4	19,711.7	19,513.0	19,185.8	(3.0)
(1) Includes fixed wireless and VoIP accesses.
(2) Includes the disconnection of 273 thousand inactive contract accesses in the first quarter 2019.

SELECTED OPERATIONAL DATA
Unaudited figures
	2018				2019
	March	June	September	December	March	June	% Chg

Contract percentage (%)	34.2%	35.1%	36.2%	36.0%	35.4%	36.4%	1.4 p.p.
Smartphones ('000)	8,230.3	8,231.3	7,803.0	7,873.5	7,858.5	7,456.2	(9.4)
Smartphone penetration (%)	60.4%	60.3%	59.1%	58.9%	60.4%	58.8%	(1.5) p.p.
LTE ('000)	3,725.1	3,586.3	4,217.9	4,391.3	4,437.6	4,556.7	27.1
LTE penetration (%)	27.2%	26.1%	31.9%	32.7%	33.9%	35.7%	9.6 p.p.
Mobile churn (quarterly)	5.8%	6.2%	7.1%	6.8%	6.8%	7.6%	1.4 p.p.
Contract (1)(2)	3.0%	3.2%	3.5%	3.3%	3.0%	3.2%	0.0 p.p.
Mobile churn (cumulative YTD)	5.8%	6.2%	6.5%	6.6%	6.8%	7.2%	1.0 p.p.
Contract (1)(2)	3.0%	3.2%	3.3%	3.3%	3.0%	3.1%	(0.1) p.p.
Mobile ARPU (EUR)(cumulative YTD)	5.2	4.4	4.4	4.4	4.2	4.3	(8.0)
Prepay	1.8	1.7	1.7	1.8	1.7	1.6	(9.7)
Contract (1)(2)	12.0	9.6	9.5	9.5	9.1	9.3	(8.4)
Mobile data traffic (TB) (cumulative YTD)	62,196	133,741	224,923	326,110	114,944	238,332	78.2

Fixed telephony ARPU (EUR) (cumulative YTD)	5.8	5.8	5.8	5.8	5.0	5.0	(18.5)
Pay TV ARPU (EUR) (cumulative YTD)	17.5	17.6	17.5	17.4	16.9	17.1	(7.1)
Broadband ARPU (EUR) (cumulative YTD)	12.6	12.7	12.7	12.7	12.5	13.0	(2.9)
Fixed data traffic (TB) (cumulative YTD) (3)	752,346	1,559,607	2,463,278	3,499,664	1,263,115	2,696,039	72.9
Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1) Excludes M2M.
(2) Excludes the disconnection of 273 thousand inactive contract accesses in the first quarter 2019.
(3) Includes solely traffic related with FBB accesses, not Business customers.

07
TELEFÓNICA HISPAM NORTE
(y-o-y changes in organic terms)

Hispam Norte presented positive commercial results in the second quarter of 2019, with growth in the high-value segments: contract and LTE accesses in mobile, and FTTH in fixed. Financial results showed similar trends to the previous quarter in terms of both revenues (+0.2% y-o-y; +0.7% in H1) and OIBDA (-13.0%; -13.9% in H1), still affected by the market's competitive intensity and 2.5 GHz and 1,900 MHz spectrum commitments in Mexico. Since 1st of May, Telefonica Nicaragua is no longer included in the consolidation perimeter, after the closing of its sale (Guatemala was de-consolidated in January, the remaining Central American operations still awaiting final closing dates).
Total accesses (not including Guatemala and Nicaragua) totalled 64.4m (-2% y-o-y) and mobile accesses stood at 59.5m (-2%% y-o-y), worth highlighting both Colombia, which posted positive net additions for the ninth consecutive quarter (contract net additions accelerated to 62k; +96k in H1), and Mexico, which presented positive contract net additions for the third consecutive quarter after adjusting its commercial offering. Contract accesses rose 2% y-o-y, with +92k net additions in the quarter (+131k in H1), and LTE accesses increased 49% y-o-y (37% penetration, +12 p.p. y-o-y) after reaching a population coverage of 55% (+4 p.p. y-o-y).
In the fixed business, retail broadband accesses increased 3% y-o-y, the strong growth in fibre accesses being particularly noteworthy (FTTx +8%; FTTH +189%), driven by the network rollout (1.4m FTTx premises passed as of June, of which 56% with FTTH). Pay TV accesses decreased 8% y-o-y due to the lower focus on DTH service in Colombia, not offset by the launch of the IPTV service, still in pilot mode.
Revenues (€1,014m) increased 0.2% y-o-y in the quarter (€1,985m, +0.7% in H1), led by Colombia and Central America (+2.3% y +7.7% respectively), even though being still affected by high competition in Mexico and Ecuador.
Operational expenses (€800m) rose 9.6% y-o-y (€1,536m, +8.9% in 1H) and were affected by the negative impact of 2.5 GHz and 1,900 MHz spectrum commitments, which started to be recorded as OpEx in Mexico (impact of €27m; €52m in 1H) since the fourth quarter of 2018.
OIBDA (€261m positively impacted by €35m as a consequence of changes following IFRS 16 adoption; +€79m in H1) fell 13.0% y-o-y in the quarter (€525m in H1, -13.9%), still strongly affected by the spectrum commitments in Mexico previously mentioned, and partially offset by the growth seen in Colombia and Central America (+11.6% y +13.1%, respectively). OIBDA included €33m capital gain from the sale of towers (€9m capital gain from the sale of real estate and €14m from the sale of fibre in Q2 18). OIBDA margin stood at 25.8% (-3.6 p.p. y-o-y; 26.4% in H1, -4.0 p.p.).
CapEx (€184m in January-June) increased 3.2% y-o-y and was mainly allocated for expanding LTE and fibre networks. CapEx (excluding spectrum) accounted for 8% of total revenues in H1 (-0.7 p.p. y-o-y). Operating cash flow (OIBDA-CapEx) totalled €340m in the first half (-21.4% y-o-y).

Telefónica Colombia presented once again solid results, with growth in revenues (+2.3% in Q2), OIBDA (+11.6% in Q2) and operating cash flow (+1.0% in H1), and a great commercial performance in high-value segments. Worth highlighting the performance in mobile contract, which maintained its growth level this quarter after the offer repositioning from April onwards following a "more for more" strategy.
Mobile accesses rose to 16.0m (+6% y-o-y) after posting positive net additions for the ninth consecutive quarter (+145k access in Q2; +313k in H1). In contract, accesses increased 4% y-o-y with +62k positive net additions (+96k in H1), positive net portability for the sixth consecutive quarter and gross adds growth (+6% y-o-y) as a result of the positive performance from the new commercial offer (data usage allowance increase, data roaming in 61 countries, new applications and "pasa gigas" enabling data allowance sharing). Prepaid accesses(+7%) presented +82k positive net additions in Q2 (+217k in H1) and lower churn (3.4%, -0.1 p.p. y-o-y), after repositioning the offerings. LTE accesses rose 39% (45% penetration; +10 p.p. y-o-y) after coverage grew by +3 p.p. y-o-y to 63%; smartphones penetration reached 46% (+2 p.p. y-o-y).

Retail broadband accesses fell 5% due to the loss of ADSL accesses (-23k in the quarter; -38k in H1), even though fibre accesses continued growing (FTTx +8%; FTTH +189%), with an outstanding network deployment (1.4m premises passed by June; 56% with FTTH). Pay TV accesses decreased 5% y-o-y on declining DTH accesses, as a consequence of the lower focus on the service, although IPTV, still under a pilot phase, yields positive commercial results since being launched in the first quarter of 2019 (18k accesses by June).
Revenues (€352m) increased 2.3% y-o-y (€711m in H1, +3.0%) thanks to mobile service revenues and handset sales. Mobile service revenues returned to positive growth (183M€; +4.6% y-o-y; €368m in H1; +3.8%), as a result of ARPU stabilisation (-0.1% sequentially) after the implementation of tariff increases in May and June (+5% in average over contract accesses), and the growth in accesses. Revenues from handset sales increased 9.8% (+10.8% in H1). Fixed business revenues (€131m) dropped by 3.2% y-o-y (€269m in H1; -0.6%), affected by the decline in voice and DTH, partially compensated by broadband and new services revenues (+2.6% y-o-y in Q2; +6.0% in H1).
Operating expenses (€259m) increased 11.9% y-o-y (€507m in H1, +9.6%) mainly as a result of higher interconnection expenses due to strong traffic growth, higher commercial expenses associated with the intense commercial activity mainly in higher value segments, and the impact of the depreciation of the peso against the dollar in content, network and IT expenses.
OIBDA (€131m; negative €2m impact as a consequence of changes following IFRS 16 adoption; +€4m in H1) accelerated its growth to 11.6% y-o-y (€263m in H1, +7.4%) and was positively impacted by €26m capital gain from the sale of towers in the quarter (€9m capital gain from real estate sales in Q2 18). OIBDA margin stood at 37.3% (+3.2 p.p. y-o-y; 36.9% in H1, +1.5 p.p. y-o-y).
CapEx (€80m in January-June) rose 25.2% y-o-y. CapEx accounted for 11% of total revenues in H1 (+2.0 p.p. y-o-y). Operating cash flow (OIBDA-CapEx) totalled €183m in the semester (+1.0% y-o-y).

Telefónica México continued improving its commercial results and grew sequentially in both contract and prepaid accesses. Financial results were sill affected by the market's high competitive intensity and by spectrum commitments recorded as OpEx since the fourth quarter of 2018.
Mobile accesses amounted to 24.6m, down 4% y-o-y. Contract accesses rose 1% (representing 10% of the total) after posting positive net adds for the third consecutive quarter (+33k in Q2, +35k in H1). Worth highlighting the simplification of the offers portfolio this quarter and the launch of a new entry-level plan at 219 pesos. Otherwise, the plan that offers unlimited voice and data services, launched in November 2018, reached 172k accesses. In prepaid, accesses decreased 4% y-o-y, although accesses with frequent pop-ups improved sequentially (+8k net adds in Q2, -294k in H1) as a result of loyalty plans and lower competitive intensity in the quarter. LTE accesses rose 34% (32% penetration; +9 p.p.) after LTE population coverage increased by 4 p.p. y-o-y to 56%.
In the fixed business, “internet en el hogar” accesses (“internet at home”; broadband offered through mobile network) amounted to 58k (+114% y-o-y).
Revenues (€316m) fell 1.3% y-o-y (€611m in H1, -0.1% y-o-y), with a slightly worse performance when compared to the previous quarter, mainly due to lower growth in handset sale revenues (+10.1% y-o-y in Q2, +16.3% in H1). Mobile service revenues were down 4.7% y-o-y in the quarter (-4.6% in H1) and were still negatively impacted by the competitive environment. Nonetheless, worth mentioning that prepay revenues were higher than in Q1 whilst contract revenues stabilized.
Operating expenses (€305m) rose 15.7% y-o-y (€586m in H1, +17.0%) and were affected by the negative impact of the 2.5 GHz and 1,900 MHz spectrum commitments recorded as OpEx (€27m impact in Q2; €52m in H1) from the fourth quarter of 2018 onwards, and by interconnection and commercial expenses, although were partly offset by efficiencies from the digitalisation of commercial channels.
OIBDA (24M€; positively impacted by €18m as a consequence of changes following IFRS 16 adoption; €37m in H1) fell 89.0% y-o-y (€47m in H1, -90.6% y-o-y) impacted by the spectrum commitments previously mentioned. A capital gain of €7m from the sale of towers (€14m from the sale of fibre in Q2 18) was recorded in the quarter.
CapEx (€47m in January-June) was down 2.3% y-o-y. CapEx accounted for 8% of total revenues in H1 (-0.2 p.p. y-o-y). Operating cash flow (OIBDA-CapEx) totalled -€0.4m in the semester.

TELEFÓNICA HISPAM NORTE
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)	January - June		% Chg		April - June		% Chg
	2019	2018	Reported	Organic	2019	2018	Reported	Organic

Revenues	1,985	1,998	(0.6)	0.7	1,014	1,027	(1.2)	0.2
Telefónica Colombia	711	721	(1.4)	3.0	352	370	(4.9)	2.3
Telefónica México	611	574	6.5	(0.1)	316	297	6.2	(1.3)
Telefónica Centroamérica	348	426	(18.3)	7.0	159	217	(26.7)	7.7
Telefónica Ecuador	252	265	(4.8)	(11.2)	126	138	(8.9)	(14.2)
Telefónica Venezuela	64	13	n.s.	0.0	62	5	n.s.	140.9
Others & eliminations	(1)	(1)	n.s.	(8.4)	(1)	(0)	n.s.	61.9

Service revenues	1,686	1,720	(2.0)	(0.6)	859	875	(1.7)	(0.3)
Telefónica Colombia	639	653	(2.2)	2.2	315	334	(5.6)	1.5
Telefónica México	457	449	1.6	(4.6)	234	228	2.6	(4.7)
Telefónica Centroamérica	316	388	(18.7)	5.4	143	197	(27.3)	6.2
Telefónica Ecuador	212	217	(2.2)	(8.7)	107	111	(4.1)	(9.7)
Telefónica Venezuela	63	13	n.s.	—	61	4	n.s.	142.5
Others & eliminations	(1)	(0)	119.7	61.8	(1)	(1)	19.0	(8.4)

OIBDA	525	434	20.8	(13.9)	261	176	48.6	(13.0)
Telefónica Colombia	263	252	4.4	7.4	131	128	2.5	11.6
Telefónica México	47	97	(51.7)	(90.6)	24	55	(55.9)	(89)
Telefónica Centroamérica	132	121	8.9	8.8	59	64	(7.8)	13.1
Telefónica Ecuador	75	72	3.6	(14.5)	37	36	1.6	(15.8)
Telefónica Venezuela	11	1	n.s.	(0.5)	10	(0)	c.s.	c.s.
Others & eliminations	(2)	(108)	n.s.	(23.1)	(1)	(108)	n.s.	n.s.

CapEx	184	165	11.9	3.2	106	111	(4.9)	(3.4)
Telefónica Colombia	80	66	19.9	25.2	43	44	(1.7)	4.6
Telefónica México	47	45	4.1	(2.3)	35	33	8.0	1.0
Telefónica Centroamérica	34	31	9.2	(30.1)	10	20	(49.0)	(25.3)
Telefónica Ecuador	18	21	(12.3)	(20.5)	12	14	(16.8)	(25.5)
Telefónica Venezuela	5	1	n.s.	0.0	5	1	n.s.	153.6
Others & eliminations	(0)	(0)	n.s.	n.s.	(0)	(0)	n.s.	c.s.

Spectrum	19	0	n.s.	n.s.	1	0	120.8	161.5
Telefónica Colombia	—	—	—	—	—	—	—	—
Telefónica México	—	—	—	—	—	—	—	—
Telefónica Centroamérica	18	0	n.s.	n.s.	0	0	(56.2)	(3.7)
Telefónica Ecuador	1	—	n.s.	n.s.	1	—	n.s.	n.s.
Telefónica Venezuela	—	—	—	—	—	—	—	—
Others & eliminations	—	—	—	—	0	—	—	—

OpCF (OIBDA-CapEx)	340	269	26.3	(21.4)	155	64	141.6	(19.5)
Telefónica Colombia	183	185	(1.2)	1.0	88	84	4.8	15.3
Telefónica México	(0)	52	c.s.	c.s.	(11)	23	c.s.	c.s.
Telefónica Centroamérica	98	90	8.7	21.1	49	44	10.6	31.2
Telefónica Ecuador	57	52	10.0	(12.0)	25	22	13.9	(9.3)
Telefónica Venezuela	5	(1)	c.s.	0.6	5	(1)	c.s.	42.2
Others & eliminations	(2)	(108)	n.s.	(23.1)	(1)	(108)	n.s.	n.s.

Notes:
- T. Hispam Norte consolidated results deconsolidate Telefónica Guatemala's results since 1 January 2019 and Telefónica Nicaragua's results since 1 May 2019.
- January-June 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-June 2018 results reported under prior accounting IAS 17.
- OIBDA before management and brand fees.
- After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Soberano/Euro. As of the closing of June 2019 Telefónica uses a synthetic exchange rate of 7,919.5 Venezuelan bolivars soberanos per dollar. For the January-June 2018 period the synthetic exchange used is based on the Bolivar Fuerte.

TELEFÓNICA HISPAM NORTE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg		April - June		% Chg

	2019	2018	Reported	Organic	2019	2018	Reported	Organic

Revenues	1,985	1,998	(0.6)	0.7	1,014	1,027	(1.2)	0.2
Mobile Business	1,617	1,641	(1.5)	0.0	828	843	(1.8)	0.2
Mobile service revenues	1,318	1,364	(3.3)	(1.8)	673	691	(2.6)	(0.6)
Data revenues	797	775	2.9	3.2	407	376	8.2	10.3
Handset revenues	299	278	7.6	8.8	154	152	1.7	3.3
Fixed Business	366	356	2.7	3.3	185	184	0.9	0.2
FBB and new services revenues (1)	219	191	15.0	12.0	113	98	14.6	7.8
Pay TV revenues	41	44	(7.3)	(4.4)	20	23	(12.1)	(8.0)
Voice & access revenues	106	121	(12.9)	(8.1)	53	63	(15.8)	(9.4)
Internal expenditure capitalised in fixed assets	22	24	(10.3)	(4.8)	11	12	(7.1)	2.0
Operating expenses	(1,536)	(1,532)	0.3	8.9	(800)	(793)	0.8	9.6
Supplies	(626)	(649)	(3.5)	10.0	(318)	(342)	(7.0)	7.3
Personnel expenses	(175)	(176)	(0.8)	(1.0)	(90)	(88)	2.4	(4.3)
Other operating expenses	(735)	(707)	4.0	10.2	(391)	(363)	7.8	15.1
Other net income (expense)	21	18	18.1	14.6	14	12	17.5	22.4
Gain (loss) on sale of fixed assets	46	35	31.8	120.4	34	26	30.6	124.3
Impairment of goodwill and other assets (2)	(12)	(108)	(88.4)	(98.9)	(12)	(108)	(88.4)	(98.9)
Operating income before D&A (OIBDA)	525	434	20.8	(13.9)	261	176	48.6	(13.0)
OIBDA Margin	26.4%	21.7%	4.7 p.p.	(4.0 p.p.)	25.8%	17.1%	8.6 p.p.	(3.6 p.p.)
CapEx	184	165	11.9	3.2	106	111	(4.9)	(3.4)
Spectrum	19	0	n.s.	n.s.	1	0	120.8	161.5
OpCF (OIBDA-CapEx)	340	269	26.3	(21.4)	155	64	141.6	(19.5)

Notes:
- T. Hispam Norte consolidated results deconsolidate Telefónica Guatemala's results since 1 January 2019 and Telefónica Nicaragua's results since 1 May 2019.
- January-June 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-June 2018 results reported under prior accounting IAS 17.
- OIBDA before management and brand fees.
- After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Soberano/Euro. As of the closing of June 2019 Telefónica uses a synthetic exchange rate of 7,919.5 Venezuelan bolivars soberanos per dollar. For the January-June 2018 period the synthetic exchange used is based on the Bolivar Fuerte.
(1) Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.
(2) Includes goodwill impairment of €108m in Mexico in April-June 2018.

TELEFÓNICA HISPAM NORTE
ACCESSES
Unaudited figures (Thousands)
	2018				2019

	March	June	September	December	March	June	% Chg

Final Clients Accesses	72,590.0	73,145.9	72,902.0	73,555.6	69,657.0	64,377.9	(12.0)
Fixed telephony accesses (1)	3,478.3	3,484.8	3,301.0	3,169.8	2,832.4	2,663.0	(23.6)
Internet and data accesses	1,253.1	1,274.7	1,332.3	1,337.1	1,344.6	1,306.8	2.5
Broadband	1,223.2	1,244.0	1,301.4	1,305.6	1,317.1	1,279.2	2.8
FTTx	167.7	284.4	302.7	303.7	305.5	308.0	8.3
Mobile accesses	66,857.0	67,355.8	67,233.7	68,041.1	64,513.3	59,473.4	(11.7)
Prepay	57,061.5	57,360.4	57,226.8	58,010.4	54,623.4	49,787.1	(13.2)
Contract	9,795.4	9,995.4	10,006.9	10,030.7	9,889.9	9,686.3	(3.1)
M2M	1,785.1	1,882.0	1,914.3	1,922.8	1,927.5	1,903.6	1.1
Pay TV	1,001.6	1,030.6	1,034.9	1,007.6	966.8	934.8	(9.3)
Total Acceses Hispam Norte	72,590.5	73,146.4	72,902.5	73,556.1	69,657.0	64,378.4	(12.0)
- T. Guatemala accesses are excluded from 1 January of 2019 and T. Nicaragua from 1 May 2019.
(1) Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA
Unaudited figures	2018				2019
	March	June	September	December	March	June	% Chg

Contract percentage (%)	14.7%	14.8%	14.9%	14.7%	15.3%	16.3%	1.4	p.p.
Smartphones ('000)	30,059.4	29,995.2	31,376.2	31,960.9	31,644.3	30,608.0	2.0
Smartphone penetration (%)	46.6%	46.2%	48.4%	48.6%	50.9%	53.4%	7.2	p.p.
LTE ('000)	14,761.5	16,069.9	17,392.6	19,506.4	20,373.8	21,235.5	37.9
LTE penetration (%)	22.7%	24.6%	26.6%	29.5%	32.6%	36.9%	11.8	p.p.

TELEFÓNICA COLOMBIA
SELECTED FNIANCIAL DATA
Unaudited figures (Euros in millions)
	January - June		% Chg		April - June		% Chg

	2019	2018	% Chg	% Organic Chg	2019	2018	% Chg	% Organic Chg

Revenues	711	721	(1.4)	3.0	352	370	(4.9)	2.3
Mobile Business	440	438	0.4	4.9	219	224	(1.9)	5.4
Mobile service revenues	368	370	(0.6)	3.8	183	188	(2.7)	4.6
Data revenues	231	221	4.2	8.8	119	115	4.2	13.8
Handset revenues	72	68	6.0	10.8	37	36	2.3	9.8
Fixed Business	269	283	(4.8)	(0.6)	131	146	(10.0)	(3.2)
FBB and new services (1)	157	155	1.5	6.0	77	81	(4.5)	2.6
Pay TV	38	43	(11.7)	(7.7)	18	22	(17.2)	(10.9)
Voice & access revenues	74	86	(13.0)	(9.0)	36	44	(16.5)	(10.2)
OIBDA	263	252	4.4	7.4	131	128	2.5	11.6
OIBDA margin	36.9%	34.9%	2.1 p.p.	1.5 p.p.	37.3%	34.6%	2.7 p.p.	3.2 p.p.
CapEx	80	66	19.9	25.2	43	44	(1.7)	4.6
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	183	185	(1.2)	1.0	88	84	4.8	15.3

Notes:
- January-June 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-June 2018 results reported under prior accounting IAS 17.
- OIBDA is presented before management and brand fees.
(1) Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES
Unaudited figures (Thousands)
	2018				2019

	March	June	September	December	March	June	% Chg

Final Clients Accesses	18,116.5	18,515.9	18,728.2	19,067.3	19,191.2	19,268.5	4.1
Fixed telephony accesses (1)	1,619.8	1,635.8	1,626.0	1,582.4	1,561.0	1,520.6	(7.0)
Internet and data accesses	1,233.9	1,245.8	1,247.7	1,220.4	1,205.7	1,185.6	(4.8)
Broadband	1,220.2	1,232.2	1,234.2	1,207.1	1,193.6	1,173.3	(4.8)
FTTx	167.7	284.4	302.7	303.7	305.5	308.0	8.3
Mobile accesses	14,716.1	15,070.6	15,290.6	15,716.3	15,884.3	16,029.1	6.4
Prepay	11,003.8	11,298.3	11,469.3	11,880.8	12,015.3	12,097.7	7.1
Contract	3,712.3	3,772.3	3,821.3	3,835.5	3,869.0	3,931.4	4.2
M2M	452.1	480.2	491.5	487.9	485.6	478.3	(0.4)
Pay TV	546.7	563.8	563.9	548.2	540.2	533.2	(5.4)
Total Accesses	18,117.0	18,516.4	18,728.7	19,067.8	19,191.2	19,269.0	4.1
(1) Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA
Unaudited figures
	2018				2019

	March	June	September	December	March	June	% Chg

Contract percentage (%)	25.2%	25.0%	25.0%	24.4%	24.4%	24.5%	(0.5)
Smartphones ('000)	6,069.0	6,304.2	6,539.8	6,887.2	7,005.5	7,164.7	13.6
Smartphone penetration (%)	42.9%	43.6%	44.6%	45.5%	45.9%	46.1%	2.5
LTE ('000)	4,585.6	5,006.8	5,492.4	6,030.8	6,536.1	6,946.0	38.7
LTE penetration (%)	32.1%	34.3%	37.1%	39.6%	42.4%	44.7%	10.4
Mobile churn (quarterly)	3.4%	3.2%	3.3%	3.0%	3.2%	3.0%	(0.2)
Contract (1)	1.7%	1.6%	1.7%	1.9%	1.8%	1.8%	0.2
Mobile churn (cumulative YTD)	3.4%	3.2%	3.2%	3.2%	3.2%	3.1%	(0.1)
Contract (1)	1.7%	1.6%	1.6%	1.7%	1.8%	1.8%	0.2
Mobile ARPU (EUR)(cumulative YTD)	4.0	4.0	4.0	3.9	3.6	3.5	(7.2)
Prepay	1.1	1.1	1.1	1.0	0.9	0.9	(9.0)
Contract (1)	13.4	13.4	13.5	13.3	12.5	12.3	(4.1)
Mobile data traffic (TB) (cumulative YTD)	31,191	65,600	105,536	152,025	49,686	104,975	60.0

Fixed telephony ARPU (EUR) (cumulative YTD)	8.0	8.1	8.2	8.1	7.7	7.5	(4.0)
Pay TV ARPU (EUR) (cumulative YTD)	12.5	12.6	12.8	11.7	11.9	11.4	(5.8)
Broadband ARPU (EUR) (cumulative YTD)	10.6	10.9	11.1	11.2	11.1	11.2	8.0
Fixed data traffic (TB) (cumulative YTD) (2)	295,782	619,750	964,597	1,338,012	451,809	907,557	46.4
Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1) Excludes M2M.
(2) Includes solely traffic pertaining to FBB accesses, not Business customers.

TELEFÓNICA MEXICO
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - June		% Chg		April - June		% Chg
	2019	2018	% Chg	% Organic Chg	2019	2018	% Chg	% Organic Chg

Revenues	611	574	6.5	(0.1)	316	297	6.2	(1.3)
Service revenues	457	449	1.6	(4.6)	234	228	2.6	(4.7)
Data revenues	259	229	13.3	3.4	132	95	38.6	19.7
Handset revenues	155	125	23.9	16.3	81	69	18.4	10.1
OIBDA	47	97	(51.7)	(90.6)	24	55	(55.9)	(89.0)
OIBDA margin	7.6%	16.8%	(9.2 p.p.)	(15.3 p.p.)	7.7%	18.6%	(10.9 p.p.)	(16.5 p.p.)
CapEx	47	45	4.1	(2.3)	35	33	8.0	1.0
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	(0)	52	c.s.	c.s.	(11)	23	c.s.	c.s.

Notes:
- January-June 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-June 2018 results reported under prior accounting IAS 17.
- OIBDA is presented before management and brand fees.

ACCESSES
Unaudited figures (Thousands)
	2018				2019

	March	June	September	December	March	June	% Chg

Mobile accesses	25,269.3	25,499.9	25,525.0	26,309.9	25,502.3	24,567.3	(3.7)
Prepay	22,977.1	23,124.3	23,193.1	23,947.0	23,136.6	22,169.1	(4.1)
Contract	2,292.2	2,375.6	2,331.9	2,362.9	2,365.7	2,398.2	1.0
M2M	932.7	982.8	1,002.1	1,012.1	1,020.0	1,020.9	3.9
Fixed Wireless	750.6	768.6	706.9	703.1	635.1	572.0	(25.6)
Total Accesses	26,019.9	26,268.5	26,231.9	27,013.0	26,137.4	25,139.3	(4.3)

SELECTED OPERATIONAL DATA
Unaudited figures
	2018				2019

	March	June	September	December	March	June	% Chg

Contract percentage (%)	9.1%	9.3%	9.1%	9.0%	9.3%	9.8%	0.4 p.p.
Smartphones ('000)	11,339.0	11,020.6	11,464.6	11,351.1	11,494.7	12,066.1	9.5
Smartphone penetration (%)	46.7%	45.0%	46.8%	44.9%	47.0%	51.3%	6.2 p.p.
LTE ('000)	5,427.6	5,591.8	5,828.7	6,589.6	6,996.1	7,520.5	34.5
LTE penetration (%)	22.3%	22.8%	23.8%	26.0%	28.6%	31.9%	9.1 p.p.
Mobile churn (quarterly)	3.7%	3.6%	3.8%	3.2%	4.7%	5.2%	1.6 p.p.
Contract (1)	3.1%	4.1%	4.6%	4.0%	3.3%	3.2%	(0.9 p.p.)
Mobile churn (cumulative YTD)	3.7%	3.6%	3.7%	3.6%	4.7%	5.0%	1.3 p.p.
Contract (1)	3.1%	3.6%	3.9%	4.0%	3.3%	3.2%	(0.4 p.p.)
Mobile ARPU (EUR)(cumulative YTD)	2.4	2.4	2.4	2.3	2.3	2.4	(4.4)
Prepay	1.9	2.0	2.0	1.9	1.9	2.0	(4.9)
Contract (1)	11.4	10.4	10.5	9.5	10.9	10.8	(2.2)
Mobile data traffic (TB) (cumulative YTD)	46,704	101,195	170,382	261,553	105,005	226,080	123.4
Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1) Excludes M2M.

08
ADDENDA

Key Holdings of the Telefónica Group

	% Stake		% Stake

TELEFÓNICA ESPAÑA		OTHER STAKES
Telefónica de España	100.0	Telefónica de Contenidos	100.0
Telefónica Móviles España	100.0	Telxius Telecom S.A.U	50.0
Telyco	100.0	Telefónica Digital	100.0
Acens Technologies	100.0	China Unicom	0.6
Telefónica Servicios Integrales de Distribución	100.0	BBVA	0.7
DTS, Distribuidora de Televisión Digital	100.0	Prisa (3)	9.4

TELEFÓNICA UK	100.0

TELEFÓNICA DEUTSCHLAND	69.2

TELEFÓNICA BRASIL	73.7

TELEFÓNICA HISPAM SUR
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles Uruguay	100.0
Telefónica del Perú	98.6
Telefónica Chile	99.1

TELEFÓNICA HISPAM NORTE
Telefónica Móviles México	100.0
Telefónica Venezolana	100.0
Telefónica Ecuador	100.0
Telefónica Costa Rica (1)	100.0
Telefónica Colombia	67.5
Telefónica Móviles El Salvador (2)	59.6
Telefónica Móviles Panamá (1)	60.0
(1) In February 2019, Telefónica Centroamérica Inversiones,S.L. aagreed the sale of the entire share capital of Telefónica Costa Rica, Telefonía Celular Nicaragua and Telefónica Móviles Panamá . The sale of T. Costa Rica and T. Móviles Panamá is subject to obtaining the corresponding regulatory approvals while the sale of T. Nicaragua was closed in May 16, 2019 after obtaining the corresponding regulatory approvals.
(2) In January 2019, Telefonica Centroamérica Inversiones, S.L. agreed the sale of 99.3% share capital of Telefónica Móviles El Salvador, S.A. The sale is subject to obtaining the corresponding regulatory approvals.
(3) As of 20 February 2018, stake communicated to CNMV.

Changes to the Perimeter

During the January-June 2019 period, the following changes have been made to the perimeter of consolidaton:

–
On 24 January 2019, Telefónica's subsidiary Telefónica Centroamérica Inversiones, S.L., 60% of which is owned, directly and indirectly, by Telefonica and 40% by Corporación Multi Inversiones, has reached an agreement with América Móvil for the sale of the entire share capital of Telefónica Guatemala and 99.3% of Telefónica El Salvador. The closing of the sale of T. El Salvador is subject to the applicable regulatory conditions, while the closing of the sale of T. Guatemala took place in such date.

–
On 20 February 2019, Telefónica reached an agreement with Millicom International Cellular for the sale of the entire share capital of Telefónica Costa Rica, and for the sale by Telefónica's subsidiary Telefónica Centroamérica Inversiones, S.L., of the entire share capital of Telefónica Panamá and Telefónica Nicaragua.

The closing of the sale of Telefónica Costa Rica and Telefónica Panamá is subject to the applicable regulatory conditions, while the closing of the sale of Telefónica Nicaragua took place on May, 16 after obtaining the pertinent regulatory approvals.
With this transaction, together with the sales of T. Guatemala and T. El Salvador, the Company completes the sale of all its operations in Central America.

–
On 14 February 2019, following the agreement Telefónica reached on 8 November 2018 with Grupo Catalana Occidente for the sale of 100% of Seguros de Vida y Pensiones Antares, S.A., the closing of such sale took place, after obtaining the pertinent regulatory approvals.

Alternative performance measures

Information included in compliance with the ESMA Guidelines, 5 October 2015, on Alternative Performance Measures (APM), applicable to published regulated information from 3 July 2016.
The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.
The APM included in this report are: Operating Income Before Depreciation and amortisation, Net Financial Debt, Net Financial Debt plus leases and Net Financial Debt plus commitments, Leverage Ratio, Free cash flow and Free cash flow excluding lease principal payments, Organic Result and Underlying Result.
Operating income before amortisation (OIBDA)
Operating income before depreciation and amortisation (OIBDA) is calculated by excluding solely depreciation and amortisation from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of the Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.
Furthermore, the Group uses the measure OIBDA margin, which is the result of dividing the OIBDA by the revenues.
As a result of the entry into force of the new standard IFRS 16 Leases, in 2019 most of lease expenses that under prior accounting standard affected operating income, are now affecting depreciation and amortisation or net financial expenses, resulting in higher OIBDA under IFRS 16. Nonetheless, in order to ensure comparability vs. prior year figures, organic variations exclude the effect of IFRS 16 adoption (see Organic Result below).
The detailed reconciliation of Telefónica Group's OIBDA and Operating Income and each of its segments, can be found in this document (Telefónica Group and Segment P&Ls), as well as on the selected financial information contained in “https://www.telefonica.com/documents/162467/145168336/rdos19t2-data.zip”. OIBDA is also defined on the financial information published by the Group as of June 30, 2019 (see particularly Note 2 of the Condensed Consolidated Interim Financial Statements for the first half of 2019).
Debt indicators

a)	Net financial debt and Net financial debt plus leases and Net financial debt plus commitments
As calculated by us, net financial debt includes: (i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives) and (ii) other payables included in “Payables and other non-current liabilities” and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have a financial component). From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, and iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in our consolidated statement of financial position). The accounts included in the net financial debt calculation recorded in "Payables and other non-current liabilities" or "Financial assets and other non-current assets" have a maturity beyond one year and a financial component. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long term financial assets.
After the entry into force of IFRS 16 Leases, the distinction between finance leases and operating leases disappears for the purpose of computing the payment obligation. As a result, for comparison purposes, the net financial debt figure of the comparative periods has been modified to exclude the lease liability of finance leases (€202m as of December 31, 2018), and the new indicator “Net financial debt plus leases” has been included in 2019, which is calculated by adding to the net financial debt lease liabilities under IFRS 16 (including also those corresponding to the companies held for sale) and deducting assets from subleases. This new indicator cannot be presented comparatively for periods prior to 2019.

We calculate net financial debt plus commitments by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
We believe that net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use them to calculate internally certain solvency and leverage ratios. Nevertheless, none of them as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The reconciliation of Telefónica Group's gross financial debt according to the consolidated statement of financial position, net financial debt, net financial debt plus leases and net financial debt plus commitments at the end of June 2019 can be found on page 17 of this document and in the financial information contained in “https://www.telefonica.com/documents/162467/145168336/rdos19t2-data.zip”. Net financial debt is also defined on the financial information published by the Group as of June 30, 2019 (see Note 2 of the Condensed Consolidated Interim Financial Statements for the first half of 2019).

b)	Leverage ratio
The leverage ratio is calculated as the ratio of net financial debt over OIBDA for the past 12 months, including or excluding the OIBDA of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain factors in line with the calculation of organic OIBDA. Likewise, for these purposes OIBDA excludes the impact of IFRS 16 and includes the expense corresponding to the amortisation of assets under finance leases whose payment obligation has been excluded from the calculation of net financial debt in comparative periods, as explained above.
The reconciliation of the leverage ratio can be found in the selected financial information contained in “https://www.telefonica.com/documents/162467/145168336/rdos19t2-data.zip”.
Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments)/proceeds on investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
After the entry into force of IFRS 16 in 2019, the principal payments of lease liabilities are considered as net cash used in financing activities within the consolidated cash flow statement. Under the previous standard, it was considered within net cash flow provided by operating activities. However, to guarantee comparability with previous periods, the principal payments of lease liabilities are deducted in the calculation of the “Free cash flow” of the first half of 2019. For information purposes, the indicator "Free cash flow excluding lease principal payments" has been added, which excludes these payments. This indicator cannot be presented comparatively for periods prior to 2019.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by our management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in “https://www.telefonica.com/documents/162467/145168336/rdos19t2-data.zip”. Free cash flow is also defined in the financial information published by the Group as of June 30, 2019 (see Note 2 of the Condensed Consolidated Interim Financial Statements for the first half of 2019).

Organic Result
Year-on-year changes referred to in this document as "organic" or presented "in organic terms" intend to present a homogeneous comparison, by applying a constant perimeter of consolidation, constant exchange rates and other specific adjustments which are described herein. "Organic" variations provide useful information about the evolution of the business due to several factors:

–
They provide information on the organic performance of the Group's operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, removing the impact of certain exogenous factors which may distort the year-on-year comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.

–
Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term "organic" is not a term defined in IFRS, and the "organic" measures included herein may not be comparable to similar measures presented by other companies.

For the purposes of this document, "organic" variation 2019/2018 is defined as the reported variation adjusted by the following factors:

–	Assumes average constant foreign exchange rates of 2018, except for Venezuela (2019 and 2018 results converted at the closing synthetic exchange rate for each period).

–	Excludes the hyperinflation adjustment in Argentina.

–	Considers a constant perimeter of consolidation.

–	Excludes in 2019 the impact of IFRS 16 accounting change.

–	At OIBDA and Operating Cash Flow levels, excludes write-offs, capital gains/losses from the sale of companies, restructuring expenses and non-recurrent material impacts.

–	CapEx also excludes investment in spectrum.
Reconciliation between reported data and organic revenue figures, OIBDA and operating cash flow can be found in the selected financial information contained in “https://www.telefonica.com/documents/162467/145168336/rdos19t2-data.zip”.
The Management Report of Telefónica Group contained in the Condensed Consolidated Interim Financial Statements for the first half of 2019 also includes the description of the adjustments for the calculation of the organic variations.
Underlying Result
“Underlying” result or results in “underlying” terms and year-on-year changes referred to in this document as "underlying" or presented "in underlying terms" intend to present a comparison with the adjustment of certain factors which distort the year-on-year comparison of the business performance. Unlike the organic result, no exchange rate or perimeter adjustments are made to the underlying result. Likewise, the underlying result is calculated up to net income, while organic variations are calculated up to the Operating Cash Flow (OIBDA - CapEx). The "underlying" result and variations, provide useful information for the company and market agents because:

–
They provide additional information on the underlying performance of the Group's operations in the different markets, removing the impact of certain factors which distort the year-on-year comparison, as they are specific to a certain moment and not associated with the ordinary performance of the business, and facilitate the underlying analysis of the business.

–
The inclusion of the business underlying performance is used both internally and by the various agents in the market to perform consistent monitoring of trends and operating performance of the business; this data also facilitates the comparison between the business performance of Telefónica and that of other operators, although the term "underlying" is not a term defined in IFRS, and the "underlying" measures included herein may not be comparable to similar measures presented by other companies.

For the purposes of this document, "underlying" variation 2019/2018 is defined as the reported variation as adjusted by the following factors:

–	Excludes in 2019 the impact of IFRS 16 accounting change.

–	At OIBDA level, excludes write-downs, capital gains/losses from the sale of companies, restructuring expenses and material non-recurrent impacts. Excludes the hyperinflation adjustment in Argentina.

–	At net income level, amortisation of intangible assets from purchase price allocation processes is also excluded.
Reconciliation between reported data and OIBDA underlying figures and net income can be found on the selected financial information contained on “https://www.telefonica.com/documents/162467/145168336/rdos19t2-data.zip”.

DISCLAIMER

This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica") or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company’s results and other aspects related to the activity and situation of the Company.
The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission.
Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, in its business development strategy or any other unexpected circumstance.
This document may contain summarized, non-audited or non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information. Information related to Alternative Performance Measures (APM) used in the present document are included in the Appendix “Alternative performance measures”, page 78 of this document. Moreover, recipients of this document are invited to read our condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended Jun 30, 2019 submitted to the Spanish National Securities Market Commission (CNMV), in Note 2, page 15, of the pdf filed.
Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

Investor Relations
Distrito Telefónica - Ronda de la Comunicación, s/n
28050 Madrid (Spain)
Telephone: +34 91 482 87 00
Pablo Eguirón (pablo.eguiron@telefonica.com)
Isabel Beltrán (i.beltran@telefonica.com)
Adrián Zunzunegui (adrian.zunzunegui@telefonica.com)
Christian Kern (christian.kern@telefonica.com)
ir@telefonica.com
www.telefonica.com/accionistaseinversores

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 25, 2019	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.